GEORGIA ★ CAROLINA Bancshares, Inc.


First Bank

PROUDLY SERVING RICHMOND, COLUMBIA, AND MCDUFFIE COUNTIES



AUGUSTA-RICHMOND COUNTY COURTHOUSE
Augusta, Georgia



COLUMBIA COUNTY COURTHOUSE
Evans, Georgia



MCDUFFIE COUNTY COURTHOUSE
Thomson, Georgia

Dedication

JOSEPH D. GREENE, SR.

THIS YEAR'S ANNUAL REPORT IS DEDICATED TO THE MEMORY OF JOE GREENE



This 2007 Annual Report of Georgia-Carolina Bancshares, Inc. is dedicated to the life and memory of Mr. Joseph D. Greene, Sr. Joe Greene distinguished himself as a corporate officer and member of the Board of Directors of Pilgrim Health and Life Insurance Company, as a professor of the School of Business at Augusta State University, as Chairman of the Board of Regents of the University System of Georgia, and as an organizer of McDuffie Bank & Trust Company and Georgia-Carolina Bancshares, Inc.

He was also a loyal member and deacon of Springfield Baptist Church, The Augusta Rotary Club, and many other organizations throughout the metro Augusta area.

Joe Greene was a devoted husband, father and grandfather and was the first African American elected official in McDuffie County, Georgia.

We, the Officers and Board of Directors of Georgia-Carolina Bancshares, Inc., dedicate this publication in the memory of the life and contributions of our dearly departed friend, Mr. Joseph D. Greene, Sr.

GEORGIA ★ CAROLINA
Bancshares, Inc.

April 14, 2008

Patrick G. Blanchard
President & CEO

Dear Shareholders, Customers, Employees and Friends:

We are pleased to present the 2007 Annual Report of Georgia-Carolina Bancshares, Inc.

The year 2007 may be characterized as one of growth and profitability for your Company. As a matter of fact, the Company reported a growth in total consolidated assets of $30 million during 2007, which elevated total consolidated assets to $447,869,000.

In addition, as the new Main Office facility continued to grow in loans, deposits and customers, this office contributed to the growth and profitability of the Company and the Bank during the year.

Consolidated net income for the twelve months ended December 31, 2007 was $2,901,000, which was slightly above net income of $2,897,000 for the same period ended December 31, 2006. This result was favorable considering the impact of the conditions of the residential housing market across the state and nation.

Consolidated net income for the fourth quarter was impacted by a reduction in net interest income and additions to the provision for loan losses, which management determined necessary based upon the softening of the residential, acquisition and development markets.

We do feel, however, that Augusta's real estate market is more viable and has a greater level of stability than other regions in the country.

Book value of the common stock of the Company was $10.58 as of December 31, 2007, or 11.25% above book value of $9.51 per share as of December 31, 2006.

During 2007, the Bank's loan portfolio net of allowances for loan losses grew by $40,645,000, a 14.7% increase excluding mortgages held for resale.

Total deposits grew by $38,624,000 or 11.3% during 2007.

We extend to you a special invitation to attend the Annual Meeting at the new Main Office and Corporate Headquarters located at 3527 Wheeler Road.

In closing, we remind you that you have a special opportunity to support your investment in the Company by patronizing the services of First Bank of Georgia.

Sincerely,

Patrick G. Blanchard
President & Chief Executive Officer

3527 Wheeler Road - Augusta, Georgia 30909 - Phone (706) 731.6600
Post Office Box 15148 - Augusta, Georgia 30919-1148

MARKET INFORMATION

The Company's common stock trades on the Over-The-Counter Bulletin Board under the symbol "GECR". The market for the Company's common stock must be characterized as a limited market due to its relatively low trading volume and lack of analyst coverage. The following table sets forth for the periods indicated the quarterly high and low bid quotations per share as reported by the Over-The-Counter Bulletin Board. These quotations also reflect inter-dealer prices without retail mark-ups, markdowns, or commissions and may not necessarily represent actual transactions. The share prices below reflect all stock splits.

Fiscal year ended December 31, 2007	**High**	**Low**
First Quarter	$14.10	$12.90
Second Quarter	$14.00	$12.90
Third Quarter	$13.50	$13.00
Fourth Quarter	$13.20	$10.90
Fiscal year ended December 31, 2006		
First Quarter	$16.00	$13.82
Second Quarter	$15.50	$13.50
Third Quarter	$16.60	$13.95
Fourth Quarter	$16.65	$12.80

Holders of Common Stock

As of March 24, 2008, the number of holders of record of the Company's common stock was approximately 589.

Dividends

No cash dividends were paid by the Company during the years ended December 31, 2007 or 2006. On April 1, 2005, the Company effected a 5-for-4 split of its common stock in the form of a 25% stock dividend to shareholders of record as of March 1, 2005.

Future dividends will be determined by the Board of Directors of the Company in light of circumstances existing from time to time, including the Company's growth, financial condition and results of operations, the continued existence of the restrictions described below on the Bank's ability to pay dividends and other factors that the Board of Directors of the Company considers relevant. In addition, the Board of Directors of the Company may determine, from time to time, that it is prudent to pay special nonrecurring cash dividends in addition to or in lieu of regular cash dividends. Such special dividends will depend upon the financial performance of the Company and will take into account its capital position. No special dividend is presently contemplated.

Because the Company's principal operations are conducted through the Bank, the Company generates cash to pay dividends primarily through dividends paid to it by the Bank. Accordingly, any dividends paid by the Company will depend on the Bank's earnings, capital requirements, financial condition and other factors. Under Georgia law, the Bank may pay dividends only when and if the Bank is not insolvent. In addition, dividends may not be declared or paid at any time when the Bank does not have combined paid-in capital and appropriated retained earnings equal to at least 20% of the Bank's capital stock. Moreover, dividends may not be paid by the Bank without the prior approval of the Georgia Banking Department, if the dividends are in excess of specified amounts fixed by the Georgia Banking Department.

Equity Compensation Plan Information

The Company currently has three equity compensation plans: (i) the 1997 Stock Option Plan, which was approved by shareholders; (ii) the 2004 Incentive Plan, which was approved by shareholders; and (iii) the Director Stock Purchase Plan, which has not been approved by shareholders. The following table provides information as of December 31, 2007 regarding the Company's then existing compensation plans and arrangements:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	*Weighted-average exercise price of outstanding options, warrants and rights*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))*
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by security holders:			
1997 Stock Option Plan	282,055	$ 6.98	-
2004 Incentive Plan	42,386	$14.71	286,739
Equity compensation plans not approved by security holders	N/A	N/A	78,027
Total	324,441	$ 7.99	364,766

Recent Sales of Unregistered Securities; Issuer Stock Purchases

Not Applicable.

Selected Financial Data

Our selected consolidated financial data presented below as of and for the years ended December 31, 2003 through 2007 is derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 are included elsewhere in this report. All years have been restated as necessary for stock dividends and stock splits.

	At and for the Years Ended December 31, *($ in thousands, except per share data)*				
	2007	**2006**	**2005**	**2004**	**2003**
Selected Balance Sheet Data:					
Assets	$ 447,869	$ 417,471	$ 349,481	$ 332,393	$ 266,025
Investment securities	60,393	55,404	39,362	43,375	35,594
Loans, held for investment	322,201	280,883	248,311	216,728	174,567
Loans, held for sale	39,547	56,758	40,064	56,729	34,219
Allowance for loan losses	5,059	4,386	3,756	3,416	3,164
Deposits	379,966	341,342	304,440	257,780	221,656
Short-term borrowings	17,373	38,561	13,342	46,987	19,993
Accrued interest	3,268	3,214	1,539	785	531
Long-term debt	10,600	700	800	900	1,000
Other liabilities	691	1,528	751	573	981
Shareholders' equity	35,971	32,126	28,609	25,368	21,864
Selected Results of Operations Data:					
Interest income	29,019	25,335	20,876	16,088	15,159
Interest expense	15,706	11,969	8,420	4,468	4,911
Net interest income	13,313	13,366	12,456	11,620	10,248
Provision for loan losses	909	898	1,022	808	880
Net interest income after provision for provision for loan losses	12,404	12,468	11,434	10,812	9,368
Non-interest income	9,932	9,800	10,331	10,571	15,540
Non-interest expense	17,816	17,911	16,368	15,714	16,503
Income before taxes	4,520	4,357	5,397	5,669	8,405
Income tax expense	1,619	1,460	1,942	2,167	3,373
Net income	$ 2,901	$ 2,897	$ 3,455	$ 3,502	$ 5,032
Per Share Data					
Net income – basic	$ 0.85	$ 0.86	$ 1.04	$ 1.06	$ 1.53
Net income - diluted	$ 0.83	$ 0.83	$ 0.98	$ 0.99	$ 1.41
Book value	$ 10.58	$ 9.51	$ 8.53	$ 7.65	$ 6.63
Weighted average number of shares outstanding:					
Basic	3,393,224	3,370,277	3,336,834	3,305,534	3,281,130
Diluted	3,508,606	3,489,564	3,524,294	3,521,876	3,560,495

	At and for the Years Ended December 31,				
	2007	2006	2005	2004	2003
Performance Ratios:					
Return on average assets	0.69%	0.78%	1.00%	1.19%	1.92%
Return on average equity	8.39%	9.57%	12.80%	14.86%	25.97%
Net interest margin (1)	3.36%	3.81%	3.78%	4.14%	3.96%
Efficiency ratio (2)	76.64%	77.39%	71.45%	70.81%	63.98%
Loan to deposit ratio	95.21%	98.92%	94.72%	106.08%	94.19%
Asset Quality Ratios:					
Nonperforming loans to total loans	3.20%	0.68%	0.59%	0.61%	0.51%
Nonperforming assets to total assets	2.69%	0.69%	0.61%	0.63%	0.42%
Net charge-offs to average total loans	0.08%	0.09%	0.24%	0.23%	0.07%
Allowance for loan losses to nonperforming loans	43.77%	191.86%	219.91%	205.29%	299.05%
Allowance for loan losses to total loans	1.40%	1.30%	1.30%	1.25%	1.52%
Capital Ratios:					
Average equity to average assets					
Leverage ratio	8.18%	7.85%	8.14%	7.98%	8.48%
Tier 1 risk-based capital ratio	9.39%	9.25%	9.91%	9.11%	10.38%
Total risk-based capital ratio	10.72%	10.50%	11.16%	10.34%	11.89%
Growth Ratios and Other Data:					
Percentage change in net income	0.1%	(16.2%)	(1.3%)	(30.4%)	51.1%
Percentage change in diluted net income per share	0.0%	(15.3%)	(1.0%)	(29.8%)	48.4%
Percentage change in assets	7.3%	19.5%	5.1%	24.9%	3.4%
Percentage change in loans	7.1%	17.1%	5.5%	31.0%	(2.1%)
Percentage change in deposits	11.3%	12.1%	18.1%	16.3%	9.9%
Percentage change in equity	12.0%	12.3%	12.8%	16.0%	29.4%

(1) Non-tax equivalent.
(2) Computed by dividing non-interest expense by the sum of net interest income and non-interest income, excluding gains and losses on the sale of assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Company and Bank and should be read in conjunction with the Company's Financial Statements.

Special Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which represent the expectations or beliefs of our management, including, but not limited to, statements concerning the banking industry and the issuer's operations, performance, financial condition and growth. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "should," "can," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the issuer's control, and actual results may differ materially depending on a variety of important factors, including competition, general economic and market conditions, changes in interest rates, changes in the value of real estate and other collateral securing loans, interest rate sensitivity and exposure to regulatory and legislative changes, and other risks and uncertainties described in the issuer's filings with the Securities and Exchange Commission. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by the issuer or any person that the future events, plans, or expectations contemplated by the issuer will be achieved. The issuer undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Critical Accounting Policies

The accounting and reporting policies of the Company and Bank are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported.

Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record the valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies for the Company and Bank are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses to be the only critical accounting policy.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on non-impaired loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation made pursuant to either Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies, or SFAS 114, Accounting by Creditors for Impairment of a Loan. The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The historical loss element is determined using the.average of actual losses incurred over prior years for each type of loan. The historical loss experience is adjusted for known changes in economic conditions and credit quality trends such as changes in the amount of past due and nonperforming loans. The resulting loss allocation factors are applied to the balance of each type of1oan after removing the balance of impaired loans from each category.

There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses could be required that could adversely affect earnings or financial position in future periods.

Additional information on the Bank's loan portfolio and allowance for loan losses can be found in the "Loan Portfolio" section on pages 15-18 of this "Management's Discussion and Analysis". Note 1 to the consolidated financial statements also includes additional information on the Bank's accounting policies related to the allowance for loan losses.

Consolidated Financial Information

Certain financial information for the Company and Bank consolidated, and solely for the Bank as of and for the years ended December 31, 2007, 2006 and 2005 is presented below:

	2007		2006		2005	
	Total Assets	**Net Income**	**Total Assets**	**Net Income**	**Total Assets**	**Net Income**
			(Dollar amounts in thousands)			
Consolidated	$447,869	$2,901	$417,471	$2,897	$349,481	$3,455
Bank only	$447,852	$3,155	$417,154	$3,040	$349,368	$3,604

During 2007, the Company funded operational costs primarily through the income tax credit provided by the Bank and proceeds from the exercise of stock options. The Company incurred approximately $397,594 in operational costs for the year ended December 31, 2007. The Company recorded an income tax benefit of $143,050, resulting in a net loss of $254,544 for 2007.

The Company has entered into an agreement with Silverton Bank that provides the Company with a line of credit of up to $3 million and bears interest at the prime rate minus 50 basis points and matures in 2014. As of December 31, 2007 and 2006, the outstanding balance under the line of credit was $600,000 and $700,000, respectively. The arrangement requires the Company and the Bank to comply with certain financial and other covenants. At December 31, 2007, the Company and the Bank were in compliance with all applicable covenants.

Results of Operations – Comparison of 2007 and 2006

For the year ended December 31, 2007, the Company and Bank consolidated experienced an increase in total assets and a slight increase in net income. Total assets increased 7.3% to $447.9 million at December 31, 2007 from $417.5 million at December 31, 2006. Average total assets were $421.1 million in 2007 and $372.8 million in 2006, an increase of $48.3 million or 13.0%. This increase in average assets is primarily the result of strong loan demand and an increase in investments during 2007. Net loans held for investment increased from $276.5 million at December 31, 2006 to $317.1 million at December 31, 2007, an increase of 14.7%. Commercial loans increased $1.9 million, or 6.9%, from $27.7 million at December 31, 2006 to $29.6 million at December 31, 2007. Real estate mortgage loans increased $23.6 million, or 14.0%, from $169.1 million at December 31, 2006 to $192.7 million at December 31, 2007, and real estate construction loans increased $16.1 million, or 21.9%, from $73.5 million at December 31, 2006 to $89.6 million at December 31, 2007. Installment and consumer loans decreased $100,000, or 0.9%, from $10.6 million at December 31, 2006 to $10.5 million at December 31, 2007. The decrease in installment and consumer loans is primarily the result of softer demand in this segment of the loan portfolio. The increases in each of the other loan categories are the result of the Bank's continuing efforts to increase these types of loans. Loans held for sale by the Bank decreased 30.5% from $56.8 million at December 31, 2006 to $39.5 million at December 31, 2007, as a result of mortgage rate increases and tightening of credit policy in the mortgage market during the last six months of 2007.

The allowance for loan losses was $5,059,000 at December 31, 2007 and $4,386,000 at December 31, 2006. This represents an increase of $673,000, or 15.3%. The increase in the allowance is based upon management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects the growth in the Bank's loan portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.40% at December 31, 2007 and 1.30% at December 31, 2006. Substantially all loans held for sale originated by the Bank consist of well-secured single family residential mortgage loans which are originated with a sales commitment and are sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 1.57% at December 31, 2007, compared to 1.56% at December 31, 2006.

The asset growth of the Bank during 2007 was funded through deposit account growth within the Bank's existing market areas as well as out-of-market funding, through short-term borrowings from correspondent banks, and from lines of credit established with the Federal Home Loan Bank. Total deposit accounts at December 31, 2007 were $380.0 million, an increase of $38.7 million or 11.3%, from $341.3 million at December 31, 2006. Total other borrowings by the Bank were $27.4 million at December 31, 2007, a decrease of $11.2 million, or 29.0%, from the balance of $38.6 million at December 31, 2006. Borrowings were down in 2007 as a result of the growth in deposit accounts.

The Bank's loan to deposit ratio was 95.2% at December 31, 2007 and 98.9% at December 31, 2006. Excluding mortgage loans held for sale, this ratio was 84.8% for 2007 and 82.3% for 2006.

Interest income was $29.0 million for 2007, compared to $25.3 million for 2006. This represents an increase of $3.7 million, or 14.6%. This increase was attributable to both higher loan volume as well as higher yields. Interest expense increased $3.7 million, or 30.8%, from $12.0 million for 2006 to $15.7 million for 2007. This increase in interest expense was also the result of increased deposit account balances as well as a higher cost of funds for the year. The increase in deposit accounts was a result of marketing efforts in the local markets served by the Bank and strategic planning with respect to obtaining out-of-market funds. The Bank focuses on obtaining growth in deposit accounts to fund the Bank's loan growth. Non-interest bearing deposits decreased $9.5 million, or 23.9%, from $39.8 million in 2006 to $30.3 million in 2007, due primarily to the change in mortgage loan funding requirements and the resulting decrease in the required balance of the corresponding deposit account. Net interest income for 2007 was $13.3 million, representing a slight decrease of $0.1 million, or 0.7%, from $13.4 million in 2006.

Non-interest income of $9.9 million was recorded in 2007, a slight increase of $0.1 million, or 1.0%, from the $9.8 million recorded in 2006.

Non-interest expense decreased slightly from $17.9 million in 2006 to $17.8 million in 2007, a decrease of $0.1 million, or 0.6%.

In total, net income for 2007 remained steady at $2.9 million compared to 2006 as a result of each of the above factors.

Comparison of 2006 and 2005

For the year ended December 31, 2006, the Company and Bank consolidated experienced an increase in total assets and a decrease in net income. Total assets increased 19.5% to $417.5 million at December 31, 2006 from $349.5 million at December 31, 2005. Average total assets were $372.8 million in 2006 and $345.9 million in 2005, an increase of $26.9 million or 7.8%. This increase in average assets is primarily the result of strong loan demand during 2006. Net loans held for investment increased from

$244.6 million at December 31, 2005 to $276.5 million at December 31, 2006, an increase of 13.0%. Commercial loans decreased $2.2 million, or 7.4%, from $29.9 million at December 31, 2005 to $27.7 million at December 31, 2006. Real estate mortgage loans increased $16.6 million, or 10.9%, from $152.5 million at December 31, 2005 to $169.1 million at December 31, 2006, and real estate construction loans increased $17.8 million, or 32.0%, from $55.7 million at December 31, 2005 to $73.5 million at December 31, 2006. Installment and consumer loans increased $400,000 or 3.9%, from $10.2 million at December 31, 2005 to $10.6 million at December 31, 2006. The decrease in commercial loans is primarily the result of softer demand in this segment of the loan portfolio. The increases in each of the other loan categories are the result of the Bank's continuing efforts to increase these types of loans. Loans held for sale by the Bank increased 41.6% from $40.1 million at December 31, 2005 to $56.8 million at December 31, 2006, due to a decrease in mortgage interest rates during the last three quarters of 2006.

The allowance for loan losses was $4,386,000 at December 31, 2006 and $3,756,000 at December 31, 2005. This represents an increase of $630,000, or 16.8%. The increase in the allowance is based upon management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects the growth in the Bank's loan portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.30% at December 31, 2006 and 1.30% at December 31, 2005. Substantially all loans held for sale originated by the Bank consist of well-secured single family residential mortgage loans which are originated with a sales commitment and are sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 1.56% at December 31, 2006, compared to 1.51% at December 31, 2005.

The asset growth of the Bank during 2006 was funded through deposit account growth within the Bank's existing market areas as well as out-of-market funding, through short-term borrowings from correspondent banks, and from lines of credit established with the Federal Home Loan Bank. Total deposit accounts at December 31, 2006 were $341.3 million, an increase of $36.9, million or 12.1%, from $304.4 million at December 31, 2005. Total other borrowings by the Bank were $38.6 million at December 31, 2006, an increase of $25.3 million, or 190.2%, from the balance of $13.3 million at December 31, 2005. Borrowings were up in 2006 as a result of the growth in the loan portfolio.

The Bank's loan to deposit ratio was 98.9% at December 31, 2006 and 94.7% at December 31, 2005. Excluding mortgage loans held for sale, this ratio was 82.3% for 2006 and 81.6% for 2005.

Interest income was $25.3 million for 2006, compared to $20.9 million for 2005. This represents an increase of $4.4 million, or 21.1%. This increase was attributable to both higher loan volume as well as higher yields. Interest expense increased $3.6 million, or 42.9%, from $8.4 million for 2005 to $12.0 million for 2006. This increase in interest expense was also the result of increased deposit account balances as well as a higher cost of funds for the year. The increase in deposit accounts was a result of marketing efforts in the local markets served by the Bank and strategic planning with respect to obtaining out-of-market funds. The Bank focuses on obtaining growth in deposit accounts to fund the Bank's loan growth. Non-interest bearing deposits increased $2.8 million, or 7.6%, from $37.0 million in 2005 to $39.8 million in 2006. Net interest income for 2006 was $13.4 million, representing an increase of $900,000, or 7.2%, from $12.5 million in 2005.

Non-interest income of $9.8 million was recorded in 2006, a decrease of $500,000, or 4.9%, from the $10.3 million recorded in 2005.

Non-interest expense increased from $16.4 million in 2005 to $17.9 million in 2006, an increase of $1.5 million, or 9.1%. The increase resulted from increased personnel costs associated with normal merit increases as well as strategic new positions added during the year. Additionally, there were increases in operating costs associated with the new main office that opened during 2005.

In total, net income decreased in 2006 by $600,000, or 17.1%, from $3.5 million in 2005 to $2.9 million in 2006 as a result of each of the above factors.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

The following table presents the average balance sheet of the consolidated Company for the years ended December 31, 2007, 2006 and 2005. Also presented is the consolidated Company's actual interest income and expense from each asset and liability, the average yield of each interest-earning asset and the average cost of each interest-bearing liability. This table includes all major categories of interest-earning assets and interest-bearing liabilities:

CONSOLIDATED AVERAGE BALANCE SHEETS

(Dollar amounts in thousands)

	Year Ended December 31,								
	2007			2006			2005		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
ASSETS									
INTEREST-EARNING ASSETS									
Loans, net of unearned income	$336,434	$25,998	7.73%	$302,778	$ 23,144	7.64%	$286,924	$19,263	6.71%
Investment securities	57,463	2,760	4.80%	47,153	2,053	4.35%	40,951	1,549	3.78%
Fed funds sold & cash in banks	4,887	261	5.35%	2,788	138	4.95%	2,008	64	3.19%
Total interest-earning assets	398,784	29,019	7.28%	352,719	25,335	7.18%	329,883	20,876	6.33%
NON-INTEREST-EARNING ASSETS									
Cash and due from banks	7,530			7,404			6,235		
Bank premises and fixed assets	10,623			10,879			9,555		
Accrued interest receivable	2,031			1,779			1,479		
Other assets	6,746			4,010			2,598		
Allowance for loan losses	(4,640)			(4,039)			(3,877)		
Total assets	$421,074			$372,752			$345,873		
LIABILITIES AND SHAREHOLDERS' EQUITY									
INTEREST-BEARING DEPOSITS									
NOW accounts	$28,935	$478	1.65%	$29,395	$497	1.69%	$32,212	$494	1.53%
Savings accounts	68,691	2,928	4.26%	53,603	1,994	3.72%	56,234	1,542	2.74%
Money market accounts	10,982	307	2.79%	18,782	555	2.96%	13,001	348	2.68%
Time accounts	222,664	11,201	5.03%	178,982	7,760	4.34%	145,226	4,742	3.27%
Total interest-bearing deposits	331,272	14,914	4.50%	280,762	10,806	3.85%	246,673	7,126	2.89%
OTHER INTEREST-BEARING LIABILITIES									
Borrowed funds	15,721	792	5.04%	21,592	1,163	5.39%	34,052	1,294	3.80%
Total interest-bearing liabilities	346,993	15,706	4.53%	302,354	11,969	3.96%	280,725	8,420	3.00%
NON-INTEREST-BEARING LIABILITIES AND SHAREHOLDERS' EQUITY									
Demand deposits	34,789			36,717			36,273		
Other liabilities	4,922			3,433			1,887		
Shareholders' equity	34,370			30,248			26,988		
Total liabilities and shareholders' equity	$ 421,074			$ 372,752			$ 345,873		
Interest rate spread			2.75%			3.22%			3.33%
Net interest income		$ 13,313			$ 13,366			$12,456	
Net interest margin			3.34%			3.79%			3.78%
Average interest-earning assets to average total assets			94.71%			94.63%			95.38%
Average loans to average deposits			91.91%			95.37%			101.41%

Rate/Volume Analysis of Net Interest Income

The following table sets forth information regarding changes in net interest income attributable to changes in average balances and changes in rates for the periods indicated. The effect of a change in average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The balance of the change in interest income or expense and net interest income has been attributed to a change in average rate. Non-accruing loans have been included in the category "Net loans and loans held for sale."

	Year Ended December 31, 2007 Compared with Year Ended December 31, 2006			*Year Ended December 31, 2006 Compared with Year Ended December 31, 2005*		
	(In Thousands) Increase (Decrease) Due to					
	Volume	**Rate**	**Total**	**Volume**	**Rate**	**Total**
Interest earned on:						
Tax-exempt securities	$ 64	$ 32	$ 96	$ 31	$ 28	$ 59
Taxable securities	379	232	611	200	245	445
Federal funds sold and cash in banks	106	17	123	23	51	74
Net loans and loans held for sale	2,573	281	2,854	1,064	2,817	3,881
Total interest income	$ 3,122	$ 562	$ 3,684	$ 1,318	$ 3,141	$ 4,459
Interest paid on:						
NOW deposits	(8)	(11)	(19)	(43)	46	3
Money market deposits	(230)	(18)	(248)	155	52	207
Savings deposits	561	373	934	(72)	524	452
Time deposits	1,894	1,547	3,441	1,102	1,916	3,018
Borrowed funds	(351)	(20)	(371)	(473)	342	(131)
Total interest expense	$ 1,866	$ 1,871	$ 3,737	$ 669	$ 2,880	$ 3,549
Increase (decrease) in net interest income	$ 1,256	$ (1,309)	$ (53)	$ 649	$ 261	$ 910

Deposits

The Bank offers a wide range of commercial and consumer interest bearing and non-interest bearing deposit accounts, including checking accounts, money market accounts, negotiable order of withdrawal ("NOW") accounts, individual retirement accounts, certificates of deposit and regular savings accounts. The sources of deposits are residents, businesses and employees of businesses within the Bank's market area, obtained through the personal solicitation of the Bank's officers and directors, direct mail solicitation and advertisements published in the local media. The Bank pays competitive interest rates on time and savings deposits. In addition, the Bank has implemented a service charge fee schedule competitive with other financial institutions in the Bank's market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and similar items.

The following table details, for the periods indicated, the average amount of and average rate paid on each of the following deposit categories (dollar amounts in thousands):

	Year Ended December 31, 2007		Year Ended December 31, 2006		Year Ended December 31, 2005	
	Average Amount	**Average Rate Paid**	**Average Amount**	**Average Rate Paid**	**Average Amount**	**Average Rate Paid**
Deposit Category						
Non-interest bearing demand deposits	$35,062	–	$36,717	–	$36,273	–
NOW and money market deposits	39,917	1.97%	48,177	2.18%	45,213	1.86%
Savings deposits	68,691	4.26%	53,603	3.72%	56,234	2.74%
Time deposits	222,664	5.03%	178,982	4.34%	145,226	3.27%

The maturities of certificates of deposit and individual retirement accounts of $100,000 or more as of December 31, 2007 were as follows (in thousands):

Three months or less	$ 22,489
Over three months through six months	21,112
Over six months through twelve months	44,239
Over twelve months	2,500
Total	$ 90,340

Borrowed Funds

The Bank's borrowed funds consist of short-term borrowings and long-term debt, including federal funds purchased, retail and other repurchase agreements and lines of credit with the Federal Home Loan Bank. The average balance of borrowed funds was approximately $15.1 million for the year ended December 31, 2007, compared to $20.8 million and $33.2 million for the years ended December 31, 2006 and 2005, respectively.

The most significant borrowed funds categories for the Bank are three lines of credit from the Federal Home Loan Bank, consisting of the "Loans Held for Sale" (LHFS) program, formerly known as the warehouse line of credit, a 1-4 family line of credit, and a long-term convertible advance.

At December 31, 2007, the outstanding balance on the LHFS line of credit was $1,342,686 with an interest rate of 5.19%, compared to an outstanding balance of $23,328,076 with an interest rate of 6.06% at December 31, 2006. At December 31, 2005, there was no outstanding balance on the LHFS line of credit. The average balance outstanding on the LHFS line of credit was $2,448,636 for 2007 with a weighted average interest rate of 5.82%. The average balance outstanding on the LHFS line of credit was $7,574,412 for 2006 with a weighted average interest rate of 5.69%. The average balance outstanding for 2005 was $16,192,581, with a weighted average interest rate of 4.13%. The maximum amount outstanding on the LHFS line of credit at any month end during 2007 was $5,477,302 and was $24,213,305 during 2006. The maximum amount outstanding during 2005 was $33,967,444. The LHFS line of credit is secured by the mortgage loans held for sale originated with the borrowed funds. The interest rate on the LHFS line of credit is equal to the Federal Home Loan Bank's Daily Rate Credit Program rate plus 50 basis points.

At December 31, 2007, the outstanding balance on the 1-4 family line of credit was $5,000,000 with a weighted average interest rate of 5.32%. The balance outstanding on the 1-4 family line of credit was $8,500,000 as of December 31, 2006 with a weighted average interest rate of 5.56%. At December 31, 2005, the outstanding balance on the 1-4 family line of credit was $8,000,000, with a weighted average interest rate of 4.44%. The maximum amount outstanding on the 1-4 family line of credit at any month end during 2007 was $11,000,000 and was $9,200,000 during 2006. The maximum amount outstanding during 2005 was $12,562,000. This line of credit was established in May 2003 and is secured by the Bank's portfolio of 1-4 family first mortgage loans, excluding those loans that are held for sale. The interest rate on the 1-4 family line of credit is equal to the Federal Home Loan Bank's Daily Rate Credit Program rate.

During 2007, a long-term convertible advance was established as an additional line of credit with the Federal Home Loan Bank. At December 31, 2007, the outstanding balance on this advance was $10,000,000 with a weighted average interest rate of 4.87%. This is a 5-year advance that is callable within 3 years.

Loan Portfolio

The Bank engages in a full complement of lending activities, including commercial, consumer/installment and real estate loans. As of December 31, 2007, the Bank's loan portfolio consisted of 59.8% real estate mortgage loans, 27.8% real estate construction loans, 9.2% commercial loans and 3.2% consumer/installment loans.

Commercial lending is directed principally towards businesses whose demands for funds fall within the Bank's legal lending limits and which are potential deposit customers of the Bank. This category of loans includes loans made to individual, partnership or corporate borrowers, for a variety of business purposes. These loans include short-term lines of credit, short- to medium-term plant and equipment loans, loans for general working capital and letters of credit.

The Bank's consumer loans consist primarily of installment loans to individuals for personal, family or household purposes, including automobile loans to individuals and pre-approved lines of credit.

The Bank's real estate mortgage loans include commercial mortgage lending and residential mortgage lending. The Bank's commercial mortgage loans are generally secured by office buildings, retail establishments and other types of property. The Bank's residential mortgage loans are primarily single-family residential loans secured by the residential property.

The Bank's real estate construction loans consist of residential and commercial construction loans as well as land development loans. These loans are primarily construction and development loans to builders in the Augusta and Savannah, Georgia areas and the Jacksonville, Florida area.

While risk of loss in the Bank's loan portfolio is primarily tied to the credit quality of the various borrowers, risk of loss may also increase due to factors beyond the Bank's control, such as local, regional and/or national economic downturns. General conditions in the real estate market may also impact the relative risk in the Bank's real estate portfolio.

With respect to loans which exceed the Bank's lending limits or established credit criteria, the Bank may originate such loans and sell them to another bank. The Bank may also purchase loans originated by other banks. Management of the Bank does not believe that loan purchase participations will necessarily pose any greater risk of loss than loans which the Bank originates.

The following table presents the categories of loans contained in the Bank's loan portfolio as of the end of the five most recent fiscal years and the total amount of all loans for such periods:

	December 31,				
	2007	**2006**	**2005**	**2004**	**2003**
			(In Thousands)		
Type of Loan					
Commercial, financial and agricultural	$29,582	$27,692	$29,945	$30,820	$24,552
Real estate – construction	89,580	73,502	55,737	46,581	37,201
Real estate – mortgage	192,668	169,141	152,497	127,691	99,179
Installment and consumer	10,487	10,609	10,189	11,705	15,500
Subtotal	$322,317	$280,944	$248,368	$216,797	$176,432
Less:					
Unearned income and deferred loan fees	(116)	(61)	(57)	(69)	(65)
Allowance for possible loan losses	(5,059)	(4,386)	(3,756)	(3,416)	(3,164)
Total (net of allowance)	$317,142	$276,497	$244,555	$213,312	$173,203

In addition to the above, at December 31, 2007, the Bank also had $39.5 million of single family residential mortgage loans held for sale that were originated by the Bank's Mortgage Division.

The table below presents an analysis of maturities of certain categories of loans as of December 31, 2007:

Type of Loan	Due in 1 Year or Less	Due in 1 to 5 Years	Due After 5 Years	Total
		(In Thousands)		
Commercial, financial and agricultural	$19,757	$9,054	$771	$29,582
Real estate-construction	84,000	5,580	-	89,580
Total	$103,757	$14,634	$771	$119,162

The following is a presentation of an analysis of sensitivities of certain loans (those presented in the maturity table above) to changes in interest rates as of December 31, 2007 (in thousands):

Loans due after 1 year with predetermined interest rates	$ 11,996
Loans due after 1 year with floating interest rates	$ 3,409

The following table presents information regarding non-accrual and past due loans at the dates indicated:

	December 31,				
	2007	2006	2005	2004	2003
			(Dollars In Thousands)		
Loans accounted for on a non-accrual basis					
Number	65	49	73	75	58
Amount	$11,558	$2,286	$1,708	$1,664	$1,057
Accruing loans which are contractually past due 90 days or more as to principal and interest payments					
Number	4	2	10	6	13
Amount	$18	$71	$297	$444	$496

The Bank does not have any loans which are "troubled debt restructurings" as defined in SFAS No. 15.

Accrual of interest is discontinued when a loan becomes 90 days past due as to principal and interest or, when in management's judgment, the interest will not be collectible in the normal course of business. Additional interest income of $317,180 in 2007 would have been recorded if all loans accounted for on a non-accrual basis had been current in accordance with their original terms. No interest income has been recognized in 2007 on loans that have been accounted for on a non-accrual basis.

At December 31, 2007, there were no loans classified for regulatory purposes as doubtful, substandard or special mention that have not been disclosed above which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Summary of Loan Loss Experience

An analysis of the Bank's loss experience is furnished in the following table for the periods indicated.

	Years Ended December 31,				
	2007	**2006**	**2005**	**2004**	**2003**
	(Dollar amounts in thousands)				
Allowance, beginning of year	$4,386	$3,756	$3,416	$3,164	$2,436
Charge offs:					
Commercial, financial and agricultural	163	106	521	240	55
Installment and consumer	97	95	129	127	141
Real estate – mortgage	28	98	73	333	10
	288	299	723	700	206
Recoveries:					
Commercial, financial and agricultural	10	16	34	-	-
Installment and consumer	31	7	7	14	53
Real estate - mortgage	11	8	-	130	1
	52	31	41	144	54
Net (charge-offs) recoveries	(236)	(268)	(682)	(556)	(152)
Provision charged to operations	909	898	1,022	808	880
Allowance, end of year	$5,059	$4,386	$3,756	$3,416	$3,164
Ratio of net (charge-offs) recoveries during the period to average loans outstanding during the period	(.07%)	(.09%)	(.24%)	(.23%)	(.07%)

Loan Loss Allowance

In the normal course of business, the Bank has recognized and will continue to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of collateral securing such loans.

Accordingly, management has established an allowance for loan losses, which totaled approximately $5,059,000 at December 31, 2007, which is allocated according to the following table, along with the percentage of loans in each category to total loans:

	2007		**2006**		**2005**		**2004**		**2003**	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollar amounts in thousands)									
Commercial, financial and agricultural	$562	9.2%	$883	9.9%	$543	12.1%	$581	14.2%	$410	13.9%
Real estate - construction	1,928	27.8%	1,442	26.2%	1,312	22.4%	1,165	21.5%	1,100	21.1%
Real estate - Mortgage	2,247	59.8%	1,760	60.2%	1,671	61.4%	1,432	58.9%	1,385	56.2%
Consumer and installment	195	3.2%	191	3.7%	136	4.1%	152	5.4%	249	8.8%
Unallocated	127	--	110	--	94	--	86	--	20	--
Total	$5,059		$4,386		$3,756		$3,416		$3,164	

In evaluating the Bank's allowance for loan losses, management has taken into consideration concentrations within the loan portfolio, past loan loss experience, growth of the portfolio, current economic conditions and the appraised value of collateral securing loans. Although management believes the allowance for loan losses is adequate, management's evaluation of losses is a continuing process which may necessitate adjustments to the allowance in future periods.

Real estate mortgage loans constituted approximately 59.8% of outstanding loans at December 31, 2007. These loans include both commercial and residential mortgage loans. Management believes the risk of loss for commercial real estate loans is generally higher than residential loans. Management continuously monitors the performance of the commercial real estate portfolio and collateral values. Residential mortgages are generally secured by the underlying residence. Management of the Bank believes that these loans are adequately secured.

Real estate construction loans represented approximately 27.8% of the Bank's outstanding loans at December 31, 2007. This category of the loan portfolio consists of commercial and residential construction and development loans located in the Bank's market areas in Georgia and Florida. Management of the Bank closely monitors the performance of these loans and periodically inspects properties and development progress. Management considers these factors in estimating and evaluating the allowance for loan losses.

Commercial loans represented approximately 9.2% of outstanding loans at December 31, 2007. Commercial loans are generally considered by management as having greater risk than other categories of loans in the Bank's loan portfolio. However, the Bank generally originates commercial loans on a secured basis, and at December 31, 2007, over 98% of the Bank's commercial loans were secured. Management believes that the secured status of a substantial portion of the commercial loan portfolio greatly reduces the risk of loss inherently present in commercial loans.

Consumer and installment loans represented approximately 3.2% of outstanding loans at December 31, 2007 and are also well secured. At December 31, 2007, the majority of the Bank's consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans inherently possess less risk than other categories of loans.

Loans held for sale consist of single family residential mortgage loans originated by the Bank's Mortgage Division. These loans are originated with an investor purchase commitment and are sold shortly after origination by the Bank.

The Bank's management and Board of Directors monitor the loan portfolio monthly to evaluate the adequacy of the allowance for loan losses. Ratings on classified loans are also reviewed and performance is evaluated in determining the allowance. The provision for loan losses charged to operations is based on this analysis. In addition, management and the Board consider such factors as delinquent loans, collateral values and economic conditions in their evaluation of the adequacy of the allowance for loan losses.

Investments

As of December 31, 2007, investment securities comprised approximately 13.2% of the Bank's assets. The Bank invests primarily in obligations of the United States or agencies of the United States, mortgage-backed securities and obligations, other taxable securities and in certain obligations of states and municipalities, and bank-owned life insurance. The Bank also enters into federal funds transactions with its principal correspondent banks. The Bank may act as a net seller or net purchaser of such funds.

The following table presents, for the dates indicated, the estimated fair market value of the Bank's investment securities available for sale. The Bank has classified all of its investment securities as available for sale.

	December 31,		
	2007	**2006**	**2005**
		(In thousands)	
Obligations of the U.S. Treasury and other U.S government agencies	$32,148	$26,177	$16,681
Mortgage-backed securities	19,332	21,415	17,041
Obligations of States and political subdivisions	7,243	5,681	3,607
Corporate obligations	183	-	1,008
Total investment securities	$58,906	$53,273	$38,337
Federal Home Loan Bank stock	1,487	2,131	1,025
Total investment securities and FHLB stock	$60,393	$55,404	$39,362

The following tables present the contractual maturities and weighted average yields of the Bank's investment securities as of December 31, 2007:

	Maturities of Investment Securities			
	WITHIN ONE YEAR	**AFTER ONE THROUGH FIVE YEARS**	**AFTER FIVE THROUGH TEN YEARS**	**AFTER TEN YEARS**
	(In Thousands)			
Obligations of the U.S. Treasury and other U.S. government agencies	1,745	5,074	12,939	12,390
Mortgage-backed securities	487	4,173	-	14,672
Obligations of States and political subdivisions	-	551	3,191	3,501
Corporate obligations	-	-	183	-
Federal Home Loan Bank stock	1,487	-	-	-
Total	3,719	9,798	16,313	30,563

	Weighted Average Yields			
	WITHIN ONE YEAR	**AFTER ONE THROUGH FIVE YEARS**	**AFTER FIVE THROUGH TEN YEARS**	**AFTER TEN YEARS**
Obligations of the U.S. Treasury and other U.S. government agencies	4.34%	4.42%	5.72%	5.86%
Mortgage-backed securities	3.42%	3.92%	-	5.01%
Obligations of States and political subdivisions	-	3.91%	5.88%	6.03%
Corporate obligations	-	-	5.62%	-
Federal Home Loan Bank stock	5.98%	-	-	-
Total weighted average yield	4.90%	4.18%	5.75%	5.47%

The weighted average yields on tax-exempt obligations presented in the table above have been computed on a tax-equivalent basis.

With the exception of U.S. government agency securities, the Bank did not have investments with a single issuer exceeding, in the aggregate, 10% of the Company's shareholders' equity.

In September 2007, an $8.0 million bank-owned life insurance policy (BOLI) was acquired in order to insure the key officers of the Bank. Per FASB Technical Bulletin 85-4, this policy is classified as a miscellaneous asset at its cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2007, the BOLI cash surrender value was $8,085,859, resulting in other income for 2007 of $85,859 and an annualized net yield of 4.09%.

Return on Equity and Assets

The following table presents certain profitability, return and capital ratios for the Company as of the end of the past three fiscal years.

	December 31,		
	2007	**2006**	**2005**
Return on Average Assets	0.69%	0.78%	1.00%
Return on Average Equity	8.39%	9.57%	12.80%
Dividend Payout	--	--	--
Equity to Assets	8.03%	7.70%	8.19%

Liquidity and Interest Rate Sensitivity

Deposit levels and the associated timing and quantity of funds flowing into and out of a bank inherently involve a degree of uncertainty. In order to ensure that it is capable of meeting depositors' demands for funds, the Bank must maintain adequate liquidity. Liquid assets consisting primarily of cash and deposits due from other banks, federal funds sold and investment securities maturing within one year provide the source of such funds. Insufficient liquidity may force a bank to engage in emergency measures to secure necessary funding, which could be costly and negatively affect earnings. The Bank monitors its liquidity on a monthly basis and seeks to maintain it at an optimal level.

As of December 31, 2007, the Bank's liquidity ratio was 17.9% as compared to 15.1% at December 31, 2006. In addition to the liquid assets described above, the Bank has a reserve funding source in the form of federal funds lines of credit with Silverton Bank and SunTrust Bank. Management is not aware of any demands, commitments or uncertainties which could materially affect the Bank's liquidity position. However, should an unforeseen demand for funds arise, the Bank held readily marketable investment securities at December 31, 2007 with a market value of $58.9 million in its available-for-sale portfolio which would provide an additional source of liquidity.

Gap management is a conservative asset/liability strategy designed to maximize earnings over a complete interest rate cycle while reducing or minimizing the Bank's exposure to interest rate risk. Various assets and liabilities are termed to be "rate sensitive" when the interest rate can be replaced. By definition, the "gap" is the difference between rate sensitive assets and rate sensitive liabilities in a given time horizon. At December 31, 2007, the Bank was asset sensitive except in the 3-12 month time frame.

The following is an analysis of rate sensitive assets and liabilities as of December 31, 2007 (in thousands):

	0-3 mos.	3-12 mos.	1-5 years	5 years or more	Total
Taxable securities	$ 999	$ 1,233	$ 9,247	$ 40,184	$ 51,663
Tax-exempt securities	-	-	551	6,692	7,243
Federal funds sold and cash in banks	6,744	-	-	-	6,744
Loans	204,841	40,346	112,138	4,423	361,748
Total rate sensitive assets	212,584	41,579	121,936	51,299	427,398
NOW and money market deposits	37,155	-	-	-	37,155
Savings deposits	73,184	-	-	-	73,184
Time deposits	70,641	141,768	26,921	5	239,335
Total rate sensitive deposits	180,980	141,768	26,921	5	349,674
Borrowed funds	27,373	-	-	-	27,373
Total rate sensitive liabilities	208,353	141,768	26,921	5	377,047
Excess of rate sensitive assets less rate sensitive liabilities	$ 4,231	$(100,189)	$ 95,015	$ 51,294	$ 50,351
Cumulative ratio of rate sensitive assets to liabilities	102%	73%	100%	113%	
Cumulative gap	$ 4,231	$ (95,958)	$ (943)	$ 50,351	

Capital Resources

The equity capital of the Bank totaled $36.0 million at December 31, 2007, an increase of $3.7 million, or 11.5%, from equity capital of $32.3 million at December 31, 2006. The increase in equity capital was attributable to the Bank's net income of $3.2 million and an increase of $500,000 in the Bank's after-tax unrealized gain/(loss) on available-for-sale securities, which under Statement of Financial Accounting Standard No. 115, is recognized in the available-for-sale portion of the bond portfolio by making adjustments to the equity capital account.

The equity capital of the Company totaled $36.0 million at December 31, 2007.

Management believes that the capitalization of the Company and the Bank is adequate to sustain the growth experienced in 2007. The following table sets forth the applicable actual and required capital ratios for the Company and the Bank as of December 31, 2007:

	December 31, 2007	*Minimum Regulatory Requirement*
Bank		
Tier 1 Capital ratio	9.41%	4.0%
Total risk-based capital ratio	10.74%	8.0%
Leverage ratio	8.51%	4.0%
Company – Consolidated		
Tier 1 Capital ratio	9.39%	4.0%
Total risk-based capital ratio	10.72%	8.0%
Leverage ratio	8.18%	4.0%

The above ratios indicate that the capital position of the Company and the Bank are sound and that the Company is well positioned for future growth.

There are no commitments of capital resources known to management which would have a material impact on the Bank's capital position.

Market Risk

Market risk is the risk arising from adverse changes in the fair value of financial instruments due to a change in interest rates, exchange rates and equity prices. Our primary market risk is interest rate risk.

The primary objective of asset/liability management is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles. This is achieved by maintaining the proper balance of rate sensitive earning assets and rate sensitive liabilities. The relationship that compares rate sensitive earning assets to rate sensitive liabilities is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest-bearing liabilities are those that can be re-priced to current market rates within a relatively short time period. Management monitors the rate sensitivity of earning assets and interest-bearing liabilities over the entire life of these instruments in order to manage this risk

We have not experienced a high level of volatility in net interest income primarily because of the relatively large base of core deposits that do not re-price on a contractual basis. These deposit products include regular savings, interest-bearing transaction accounts and money market savings accounts. Balances for these accounts are reported based on historical re-pricing. However, the rates paid are typically not directly related to market interest rates, since management has some discretion in adjusting these rates as market rates change.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments which are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

Following is an analysis of significant off-balance sheet financial instruments at December 31, 2007 and 2006.

	At December 31, 2007	***At December 31, 2006***
	(In Thousands)	
Commitments to extend credit	$ 40,492	$ 79,828
Standby letters of credit	1,912	2,389
	$ 42,404	$ 82,217

Contractual Obligations

We have various contractual obligations that we must fund as part of our normal operations. The following table shows aggregate information about our contractual obligations, including interest, and the periods in which payments are due. The amounts and time periods are measured from December 31, 2007, based upon rates in effect at December 31, 2007.

	Payments Due by Period (In Thousands)				
	Total	**Less than 1 Year**	**1-3 years**	**3-5 years**	**More than 5 Years**
Long-Term Debt	$13,041	$524	$1,027	$1,000	$10,490
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	578	286	292	-	-
Service Contract Obligations	586	118	239	229	-
Time Deposits	251,072	222,907	27,737	423	5
	$265,277	$223,835	$29,295	$1,652	$10,495

GEORGIA ★ CAROLINA Bancshares, Inc.

Financial Statements

For the Years Ended December 31, 2007 and 2006

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors

Georgia-Carolina Bancshares, Inc.
Augusta, Georgia

We have audited the accompanying consolidated statements of financial condition of Georgia-Carolina Bancshares, Inc. and subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Carolina Bancshares, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and cash flows, for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Augusta, Georgia
March 24, 2008

GEORGIA CAROLINA Bancshares, Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

(dollars in thousands, except per share amounts)

ASSETS

	2007	2006
Cash and due from banks	$ 6,744	$ 11,109
Federal funds sold	-	1,182
Securities available-for-sale	58,906	53,273
Loans, net of allowance for loan losses	317,142	276,497
Loans held for sale	39,547	56,758
Bank premises and fixed assets	10,432	10,655
Accrued interest receivable	2,115	1,738
Foreclosed real estate, net of allowance	483	599
Deferred tax asset, net	1,315	1,360
Federal Home Loan Bank Stock	1,487	2,131
Bank-owned life insurance	8,086	-
Other assets	1,612	2,169
Total assets	$ 447,869	$ 417,471

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
Liabilities		
Deposits		
Non-interest bearing	$ 30,292	$ 39,848
Interest-bearing:		
NOW accounts	27,706	28,447
Savings	73,184	53,606
Money market accounts	9,449	12,722
Time deposits of $100,000 or more	145,295	139,369
Other time deposits	94,040	67,350
Total deposits	379,966	341,342
Federal funds purchased	5,037	-
Federal Home Loan Bank borrowings	6,343	31,828
Retail deposit agreements	5,993	6,733
Long-term debt	10,600	700
Other liabilities	3,959	4,742
Total liabilities	411,898	385,345
Shareholders' equity		
Preferred stock, par value $.001; 1,000,000 shares authorized; none issued	-	-
Common stock, par value $.001; 9,000,000 shares authorized; 3,398,723 and 3,376,522 shares issued and outstanding, respectively	4	4
Additional paid-in capital	14,948	14,500
Retained earnings	20,804	17,903
Accumulated other comprehensive (loss)	215	(281)
Total shareholders' equity	35,971	32,126
Total liabilities and shareholders' equity	$ 447,869	$ 417,471

See notes to consolidated financial statements.

GEORGIA ★ CAROLINA
Bancshares, Inc.

CONSOLIDATED STATEMENTS OF INCOME

For The Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands, except per share amounts)

	2007	2006	2005
Interest income			
Interest and fees on loans	$ 25,998	$ 23,144	$ 19,263
Interest on taxable securities	2,490	1,541	1,434
Interest on non-taxable securities	270	512	115
Interest on Federal funds sold and cash in banks	261	138	64
Total interest income	29,019	25,335	20,876
Interest expense			
Interest on time deposits of $100,000 or more	6,687	4,976	2,654
Interest on other deposits	8,227	5,830	4,472
Interest on funds purchased and other borrowings	792	1,163	1,294
Total interest expense	15,706	11,969	8,420
Net interest income	13,313	13,366	12,456
Provision for loan losses	909	898	1,022
Net interest income after provision for loan losses	12,404	12,468	11,434
Non-interest income			
Service charges on deposits	1,273	928	675
Other income	897	560	355
Gain on sale of mortgage loans	7,762	8,312	9,301
Total non-interest income	9,932	9,800	10,331
Non-interest expense			
Salaries and employee benefits	11,131	11,801	10,828
Occupancy expenses	1,523	1,467	1,310
Other expenses	5,162	4,643	4,230
Total non-interest expense	17,816	17,911	16,368
Income before income taxes	4,520	4,357	5,397
Income tax expense	1,619	1,460	1,942
Net income	$ 2,901	$ 2,897	$ 3,455
Earnings per share(1)			
Basic	$ .85	$ .86	$ 1.04
Diluted	$ .83	$ .83	$ 0.98

(1) Adjusted to reflect the 5-for-4 common stock split effected April 1, 2005.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For The Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands)

	2007	2006	2005
Net income	$ 2,901	$ 2,897	$ 3,455
Unrealized holding gain (loss) arising during the period, net of tax	498	271	(511)
Comprehensive income	$ 3,397	$ 3,168	$ 2,944

See notes to consolidated financial statements.

GEORGIA★CAROLINA Bancshares, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For The Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands)

	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2005	3,317,250	4	13,677	11,728	(41)	25,368
Net income	-	-	-	3,455	-	3,455
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	(511)	(511)
Stock split effected in the form of a stock dividend	368	-	-	-	-	-
Proceeds from exercise of stock options	24,795	-	106	-	-	106
Issuance of stock for compensation	11,677	-	191	-	-	191
Balance at December 31, 2005	3,354,090	4	13,974	15,183	(552)	28,609
SAB 108 adjustment, net of taxes	-	-	-	(177)	-	(177)
Balance at January 1, 2006 (2)	3,354,090	4	13,974	15,006	(552)	28,432
Net income	-	-	-	2,897	-	2,897
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	271	271
Proceeds from exercise of stock options	10,400	-	59	-	-	59
Stock-based compensation expense	-	-	295	-	-	295
Issuance of stock for compensation	12,032	-	172	-	-	172
Balance at December 31, 2006	3,376,522	$4	$14,500	$17,903	$(281)	$32,126
Net income	-	-	-	2,901	-	2,901
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	496	496
Proceeds from exercise of stock options	8,500	-	33	-	-	34
Stock-based compensation expense	-	-	226	-	-	226
Issuance of stock for compensation	13,701	-	189	-	-	188
Balance at December 31, 2007	3,398,723	$4	$14,948	$20,804	$215	$35,971

(2) See Note 1 - Recent accounting standards

See notes to consolidated financial statements.

GEORGIA★CAROLINA
Bancshares, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands)

	2007	2006	2005
Cash flows from operating activities			
Net income	$ 2,901	$ 2,897	$ 3,455
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	752	764	534
Provision for loan losses	909	898	1,022
(Gains) losses on sales of foreclosed real estate	(33)	(21)	119
Losses on sales of premises and equipment	32	-	-
Increase in cash value of bank-owned life insurance	(86)	-	-
Stock-based compensation expense	226	295	-
Stock compensation	189	172	191
Deferred income tax	(234)	(172)	(289)
Net originations, proceeds and gain on loans held for sale	17,211	(16,694)	16,665
(Increase) decrease in accrued interest receivable	(377)	18	(402)
Increase in accrued interest payable	54	1,674	743
Net change in other assets and liabilities	(8,384)	241	(860)
Net cash provided by (used in) operating activities	13,160	(9,928)	21,178
Cash flows from investing activities			
(Increase) decrease in Federal funds sold	1,182	(1,182)	-
Loan originations and collections, net	(42,690)	(33,619)	(32,668)
Purchases of available-for-sale securities	(18,876)	(21,003)	(7,077)
Proceeds from maturities and calls of available-for-sale securities	14,017	6,492	8,895
Purchases of restricted securities	(4,248)	(6,946)	-
Proceeds from sales of restricted securities	4,892	5,840	1,395
Proceeds from sale of foreclosed real estate	1,285	628	271
Net additions to premises and equipment	(456)	(751)	(2,755)
Net cash used in investing activities	(44,894)	(50,541)	(31,939)
Cash flows from financing activities			
Net increase in deposits, funds purchased, and other borrowings	43,561	33,346	44,546
Increase (decrease) in FHLB borrowings	(15,485)	23,828	(32,237)
Increase (decrease) in repurchase agreements	(740)	4,847	706
Proceeds from stock options exercised	33	59	106
Net cash provided by financing activities	27,369	62,080	13,121
Net increase (decrease) in cash and due from banks	(4,365)	1,611	2,360
Cash and due from banks at beginning of the year	11,109	9,498	7,138
Cash and due from banks at end of the year	$ 6,744	$ 11,109	$ 9,498

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 1- Summary of significant accounting policies

Nature of business

Georgia-Carolina Bancshares, Inc. (the "Company") is a one-bank holding company. Substantially all of its business is conducted by its wholly-owned subsidiary, First Bank of Georgia (the "Bank"). The Bank is engaged in community banking activities through its locations in Thomson and Augusta, Georgia and the surrounding area. Most of the Bank's loans and loan commitments have been granted to customers in the Columbia, Richmond, and McDuffie County, Georgia areas. Many of the Bank's loan customers are also depositors of the Bank. The Bank has established a mortgage division that operates as First Bank Mortgage. This division currently has locations in the Augusta and Savannah, Georgia areas and in Jacksonville, Florida. The division originates residential real estate mortgage loans and provides financing to residential construction and development companies. Substantially all residential mortgage loans originated by the division are sold in the secondary market.

The Bank is subject to the regulations of Federal and state banking agencies and is periodically examined by them.

On December 31, 2004, the Company's Board of Directors approved a five-for-four stock split of the Company's common stock that was effected in the form of a stock dividend, on April 1, 2005 to shareholders of record on March 1, 2005. Per share information throughout the financial statements and footnotes reflects this stock split, with prior period amounts being restated to reflect the effects of the stock split.

Significant accounting policies

Basis of presentation: The consolidated financial statements include the accounts of the Company and its subsidiary bank. Significant inter-company transactions and accounts are eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant group concentrations of credit risk: A substantial portion of the Bank's loan portfolio is with customers in the Thomson and Augusta, Georgia market areas. The ultimate collectibility of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market conditions in and around these areas.

Note 1 - Summary of significant accounting policies (continued)

Cash and due from banks: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in the process of clearing). The Bank maintains due from accounts with banks primarily located in Georgia. Balances generally exceed insured amounts.

Investment securities: The Bank's investments in securities are classified and accounted for as follows:

Securities available-for-sale – Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income.

Securities held-to-maturity – Securities classified as held-to-maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs, or changes in general economic conditions. These securities are carried at cost, adjusted for amortization of premium and accretion of discount, and computed by the interest method over their contractual lives.

Restricted equity securities without a readily determinable fair value are recorded at cost.

The Bank has not classified any securities as trading.

Gains and losses on the sale of securities are determined using the specific-identification method on a trade date basis. Dividends and interest income are recognized when earned. A decline in fair value of individual available-for-sale or held-to-maturity securities below cost that is deemed other than temporary, results in write-downs of individual securities to their fair value.

Loans and allowance for loan losses: Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest, except for unearned interest on discounted loans that is recognized as income over the term of the loan using a method that approximates a level yield.

Loans originated and intended for sale in the secondary market are stated at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. As the mortgage loans originated are individually pre-approved by the secondary market investors, the Bank is subject to minimal interest rate and credit risk on these loans, as the Bank only holds the loans temporarily as funding is completed.

Note 1 - Summary of significant accounting policies (continued)

Loan commitments, whose underlying mortgage loans at origination will be held for sale upon funding of the loan, are derivative instruments as defined by Statement of Financial Accounting Standards (SFAS) No. 133, as amended. Pursuant to that SFAS, loan commitments are recognized on the consolidated balance sheet in other assets and other liabilities at fair value, with changes in their fair values recognized in current period earnings. At the inception of a loan commitment, the Bank generally will simultaneously enter into a best efforts forward loan sale commitment to protect the Bank from losses on sales of the loans underlying the loan commitment by securing the ultimate sale price and delivery date of the loan.

Accrual of interest income is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received.

The accrual of interest on impaired loans is discontinued when, in management's judgment, the borrower may be unable to meet payments as due. Management applies this criterion to all loans identified for evaluation except for smaller-balance homogeneous residential mortgage and consumer installment loans that are collectively evaluated for impairment. Impairment on loans is measured using either the discounted expected cash flow method or value of collateral method. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management of the Bank evaluates the borrower's ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a period of delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay.

Interest payments on impaired loans are applied to the remaining principal balance until the balance is fully recovered. Once principal is recovered, cash payments received are recorded as recoveries to the extent of any principal previously charged-off and then as interest income.

Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan. Loan origination fees and direct loan origination costs on loans held for sale are deferred and recognized at the time the loan is sold.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of certain specific loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Note 1 - Summary of significant accounting policies (continued)

Foreclosed real estate: Foreclosed real estate represents properties acquired through foreclosure or other proceedings. The property is held for sale and is recorded at the lower of the recorded amount of the loan, or fair value of the property, less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. Foreclosed real estate is reported net of allowance for losses in the consolidated financial statements.

Bank premises and equipment: Premises and equipment are stated at cost, less accumulated depreciation, and computed by straight-line and declining balance methods over the estimated useful lives of the assets, which range from three to thirty-nine years.

Financial instruments: In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Bank-owned life insurance (BOLI): In order to insure the lives of its key officers, the Bank has acquired a bank-owned life insurance policy. BOLI is recorded as a general other asset at its cash surrender value, net of surrender charges and/or early termination charges, in accordance with FASB Technical Bulletin 85-4. The change in cash value is recorded as other income/expense.

Advertising: The Company expenses advertising costs as incurred.

Income taxes: Provisions for income taxes are based on amounts reported in the statements of income after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings per share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, *Earnings per Share*. This Statement establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. The Company's outstanding stock options are the primary cause of the Company's diluted earnings per share.

Fair value of financial instruments: The following methods and assumptions are used by the Bank in estimating fair values of financial instruments. In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented are not intended to and do not represent the underlying value of the Bank.

Note 1 - Summary of significant accounting policies (continued)

Cash and due from banks, Federal funds sold, and interest-bearing deposits in banks – Due to the short-term nature of these instruments, their estimated fair values approximate their carrying amounts.

Available-for-sale and held-to-maturity securities – Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.

Loans – Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality. For loan commitments, the Bank utilizes prevailing interest rates being offered on similar loans to estimate the fair value of the commitment.

Deposit liabilities, other borrowings, and retail agreements – Due to the short-term nature of demand and savings accounts and retail agreements, the estimated fair value of these instruments approximates their carrying amounts. In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts. Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates.

Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded. The value of these commitments is equal to the fees charged to enter into such agreements. The Bank has determined that such instruments do not have a material distinguishable fair value, and no fair value has been assigned to these instruments.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income, although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income, are components of comprehensive income.

Note 1 - Summary of significant accounting policies (continued)

Stock-based compensation: On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, to account for compensation costs under its stock option plans. The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees (as amended)* ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company's stock options because the option exercise price in its plans equals the market price on the date of grant. Prior to January 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

In adopting SFAS No. 123, the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands, except per share amounts). See Note 10 for additional information regarding the Company's stock-based compensation plans.

	2005
Net income as reported	$ 3,455
Earnings per share as reported	
Basic:	1.04
Diluted:	0.98
Stock-based employee compensation cost based on fair-value method	251
Proforma net income, including stock-based compensation cost based on fair-value method	3,204
Proforma earnings per share, including stock-based compensation cost based on fair-value method	
Basic:	0.96
Diluted:	0.91

Note 1 - Summary of significant accounting policies (continued)

Recently Issued Accounting Standards

In February 2006, the FASB issued SFAS 155, *Accounting for Certain Hybrid Financial Instruments.* SFAS 155 amends SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* SFAS 155 permits the fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. Further, it clarifies which interest-only strips and principal-only strips are not subject to SFAS 133 requirements. It also establishes a requirement to evaluate interests in securitized financial assets to identify interest in freestanding derivatives and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Last, it eliminates the prohibition on a qualifying special purpose entity from holding a derivative financial instrument pertaining to a beneficial interest other than another derivative financial instrument. The Company adopted this standard in 2007 as required. The adoption of SFAS 155 did not have a material impact on the Company's financial condition, results of operations, or liquidity.

In June 2006, the FASB issued FASB Interpretation 48, *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109,"* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, *"Accounting for Income Taxes."* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was adopted by the Company on January 1, 2007. Management did not find the impact of this Interpretation to be material to the Company's financial condition, results of operations, or liquidity.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 108 ("SAB 108"). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements to determine if any restatement of prior financial statements is required. SAB 108 addresses the two techniques commonly used in practice in accumulating and quantifying misstatements, and requires that the technique with the most severe result be used in determining whether a misstatement is material. SAB 108 was adopted by the Company on December 31, 2006. As a result of adopting SAB 108 on December 31, 2006, the Company recognized a decrease of $177,000 to beginning retained earnings as of January 1, 2006. The decrease is the result of an additional payroll accrual as of December 31, 2005, which the Company has elected to correct under the guidance in SAB 108. Based on the method previously applied, prior to the issuance of SAB 108, the impact was considered immaterial to the Company's financial condition, results of operations, and liquidity.

Note 1 - Summary of significant accounting policies (continued)

In September 2006, the FASB issued SFAS 157, *"Fair Value Measurements."* SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Company will be required to adopt this statement beginning in 2008. The adoption of this standard is not expected to have a material impact on the Company's financial condition, results of operations, or liquidity.

In February 2007, the FASB issued SFAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"*. SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable, and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. Adoption of SFAS 159 is effective for the Company on January 1, 2008. Early adoption is permitted, provided the entity also elects to apply the provisions of SFAS 157, *"Fair Value Measurements"*. Management of the Company is currently evaluating the potential impact of SFAS 159 on the Company's financial condition, results of operations, and liquidity. Management does not expect the adoption of this standard to have a material impact on the Company's financial condition, results of operations, or liquidity.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force in EITF 06-4, *"Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements."* EITF 06-4 clarifies that an endorsement split-dollar life insurance arrangement is one that provides a post-retirement life insurance benefit to an employee. EITF 06-4 requires that for such an arrangement, an employer must recognize a liability for the future benefits in accordance with either FASB Statement No. 106 or APB 12, as appropriate. EITF 06-4 also requires that recognition of the effects of its adoption be either by 1) a change in accounting principle recorded as a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or 2) a change in accounting principle through retrospective application to all prior periods. The Company will be required to adopt this statement beginning in 2008. Management does not expect the adoption of this issue to have a material impact on the Company's financial condition, results of operations, or liquidity.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force in EITF 06-5, *"Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4."* With the issue of EITF 06-5, consensus was reached on the following issues in the reporting of the realizable asset in the statement of financial condition: 1) that a policyholder should consider any additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract; 2) that a policyholder should determine the amount that could be realized under the insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy); and 3) that a policyholder should not discount the cash surrender value component of the amount that could be realized under the insurance contract when contractual restrictions on the ability to surrender a policy exist, as long as the policyholder continues to participate in the changes in the cash surrender value as it had done prior to the surrender request. EITF 06-5 requires that recognition of the effects of its adoption be either by 1) a change in accounting principle recorded as a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or 2) a change in accounting principle through retrospective application to all prior periods. The Company adopted this issue as required in 2007. The adoption of this issue did not have a material impact on the Company's financial condition, results of operations, or liquidity.

Note 1 - Summary of significant accounting policies (continued)

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 109 ("SAB 109"). SAB 109 expresses the views of the SEC regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles and supersedes SAB 105. SAB 109 states that, consistent with SFAS 156, *"Accounting for Servicing of Financial Assets"*, and SFAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"*, the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. Further, SAB 109 retains the view issued in SAB 105 that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment and actually broadens its application to all written loan commitments accounted for at fair value through earnings. The Company will be required to adopt this bulletin beginning in 2008. The adoption of this bulletin is not expected to have a material impact on the Company's financial condition, results of operations, or liquidity.

Note 2 - Investment securities

The amortized cost and fair value amounts of securities owned as of December 31, 2007 and 2006 are shown below:

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Available-for-sale securities:				
U.S. Government and agency	$ 31,671	$ 485	$ (8)	$ 32,148
Mortgage-backed	19,431	48	(147)	19,332
Corporate obligations	194	-	(11)	183
State and municipal	7,271	41	(69)	7,243
	$ 58,567	$ 574	$ (235)	$ 58,906

Note 2 - Investment securities (continued)

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:	(In thousands)			
U.S. Government and agency	$ 26,312	$ 95	$ (230)	$ 26,177
Mortgage-backed	21,729	41	(355)	21,415
Corporate obligations	-	-	-	-
State and municipal	5,670	44	(33)	5,681
	$ 53,711	$ 180	$ (618)	$ 53,273

The amortized cost and fair value of securities as of December 31, 2007 by contractual maturity are as follows. Actual maturities may differ from contractual maturities in mortgage-backed securities, as the mortgages underlying the securities may be called or prepaid without penalty; therefore, these securities are not included in the maturity categories in the following maturity summary.

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
	(In thousands)	
One year or less	$ 1,749	$ 1,745
After one year through five years	5,633	5,625
After five years through ten years	16,064	16,313
After ten years	15,690	15,891
Mortgage-backed securities	19,431	19,332
	$ 58,567	$ 58,906

Securities with a carrying amount of approximately $48.8 million at December 31, 2007 and $48.7 million at December 31, 2006 were pledged to secure public deposits and for other purposes.

There were no material net realized gains (losses) on sales of securities during 2007, 2006, or 2005.

Information pertaining to securities with gross unrealized losses at December 31, 2007 and December 31, 2006, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

Note 2 - Investment securities (continued)

	2007			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Securities available-for-sale:				
U. S. agency	$ -	$ 1,245	$ 8	$ 4,867
State and municipal	21	1,546	48	1,406
Corporate obligations	11	183	-	-
Mortgage-backed	4	2,254	143	12,081
	$ 36	$ 5,228	$ 199	$ 18,354

	2006			
	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
	(In thousands)			
Securities available-for-sale:				
U. S. agency	$ 7	$ 2,991	$ 224	$ 15,033
State and municipal	6	1,153	26	731
Mortgage-backed	8	2,096	347	14,265
	$ 21	$ 6,240	$ 597	$ 30,029

Management evaluates securities for other-than-temporary impairment on a periodic basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuers, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2007, the gross unrealized losses are primarily the result of changes in market interest rates and not related to the credit quality of the underlying issuer. All of the securities are U.S. agency debt securities, including mortgage-backed securities and municipal securities. As the Bank has the ability to hold the securities for the foreseeable future, no declines are deemed to be other than temporary.

Included in Other Assets is an investment of approximately $814,000 in a real estate rehabilitation project located in Georgia that will provide the Bank with state tax credits for approximately the next 8 years.

Note 3 - Loans

The composition of loans for the years ended December 31, 2007 and 2006 is summarized as follows:

	2007	2006
	(In thousands)	
Commercial and industrial	$ 29,582	$ 27,692
Real estate – construction	89,580	73,502
Real estate – residential	53,557	47,319
Real estate – commercial	139,111	121,822
Consumer	10,487	10,609
	322,317	280,944
Deferred loan fees	(116)	(61)
	322,201	280,883
Allowance for loan losses	(5,059)	(4,386)
Loans, net	$ 317,142	$ 276,497

Changes in the allowance for loan losses are as follows:

	2007	2006	2005
		(In thousands)	
Balance at beginning of the year	$ 4,386	$ 3,756	$ 3,416
Provision charged to operations	909	898	1,022
Recoveries	52	31	41
Loans charged off	(288)	(299)	(723)
Balance at end of the year	$ 5,059	$ 4,386	$ 3,756

Loans for which the accrual of interest had been discontinued or reduced amounted to approximately $11,558,000 and $2,286,000 at December 31, 2007 and 2006, respectively. There was no significant reduction in interest income associated with non-accrual and re-negotiated loans.

At December 31, 2007, impaired loans totaled approximately $15,431,000 as compared to $3,658,000 identified as such at December 31, 2006. The allowance for loan losses related to these impaired loans totaled approximately $2,127,000 and $853,000 as of December 31, 2007 and December 31, 2006, respectively. There were no impaired loans that did not require an allowance for loan losses as of December 31, 2007 and December 31, 2006. The average recorded investment in impaired loans was approximately $14,833,000 and $3,923,000 at December 31, 2007 and December 31, 2006, respectively. Interest income recognized on loans while they were impaired, on an accrual basis, totaled approximately $1,008,000 and $220,000 as of December 31, 2007 and December 31, 2006, respectively. Interest income recognized on loans while they were impaired, on a cash basis, totaled approximately $882,000 and $166,000 as of December 31, 2007 and December 31, 2006, respectively.

Note 3 - Loans (continued)

At December 31, 2007, executive officers and directors, and companies, who have a beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $4,061,000. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for December 31, 2007 and 2006:

	2007	2006
	(In thousands)	
Balance at beginning of the year	$ 4,508	$ 8,790
Advances	1,690	1,217
Repayments	2,137	5,499
Balance at end of the year	$ 4,061	$ 4,508

Note 4 - Foreclosed real estate

A summary of foreclosed real estate for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
		(In thousands)	
Carrying amount of property	$ 483	$ 599	$ 427
Less valuation allowance	-	-	-
	$ 483	$ 599	$ 427

There was no provision charged to income for each of the years presented.

Note 5 - Bank premises and equipment

Bank premises and equipment consists of the following for the years ended December 31, 2007 and 2006:

	2007	2006
	(In thousands)	
Land and improvements	$ 3,836	$ 3,851
Building and improvements	6,245	6,020
Equipment, furniture and fixtures	4,431	4,729
	14,512	14,600
Less accumulated depreciation	(4,080)	(3,945)
Premises and equipment, net	$ 10,432	$ 10,655

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was approximately $647,000, $659,000 and $508,000, respectively.

Note 6 - Deposits

At December 31, 2007, the scheduled maturities of time deposit liabilities were as follows (in thousands):

2008	212,409
2009	14,523
2010	11,640
2011	354
2012 and thereafter	409
	$ 239,335

To manage the Bank's funding capabilities, the Bank may also enter into retail deposit agreements with customers and may obtain short-term funding from other institutions. Retail deposit agreements with customers are generally secured by investment securities owned by the Bank and are established at prevailing market rates. Short-term funding from other institutions is generally overnight or 30-day funding at current market rates. Retail deposit agreements were approximately $6.0 million and $6.7 million at December 31, 2007 and 2006, respectively.

Note 7 - Federal home loan bank advances

As of December 31, 2007 and 2006, the Bank had a Credit Availability, or potential borrowing capacity, of 25% of total assets, subject to the Bank's financial condition and collateral balances with the FHLB. One of the advance products utilized in 2007 was the "Loans Held for Sale" (LHFS) program, formerly known as the warehouse line of credit. The line is collateralized by the Bank's mortgage loans held for sale. Advances under this line are due 90 days from the date of the advance. As of December 31, 2007, the Bank had a balance of $1.3 million outstanding under the LHFS program, as compared to $23.4 million outstanding balance under the warehouse line at December 31, 2006. The Bank also maintains a line of credit with the FHLB, which is secured by 1-4 family loans held in the Bank's loan portfolio. As of December 31, 2007 and 2006, the 1-4 family line of credit balances were $5.0 million and $8.5 million, respectively. The weighted average interest rates on the outstanding balances of both lines were 4.03% and 3.92% as of December 31, 2007 and 2006, respectively. During 2007, a long-term convertible advance was established as a new additional line of credit. At December 31, 2007, the outstanding balance on this advance was $10,000,000 with a weighted average interest rate of 4.87%. This is a 5-year advance that is callable within 3 years.

Note 8 - Line of credit

The Company has a line of credit with a financial institution which provided the Company the ability to draw a principal sum of $3.0 million in periodic advances through December 30, 2003 with a maturity date of January 1, 2014. The principal under this line of credit is payable in nine (9) annual installments of $100,000 that began on January 1, 2005 with the entire outstanding balance due and payable on January 1, 2014. Interest is calculated annually using a rate of prime minus 0.50% (6.75% and 7.75% at December 31, 2007 and 2006, respectively). The line of credit is secured through the pledge of all issued and outstanding shares of the Bank's capital stock. The outstanding principal balance at December 31, 2007 and 2006 was $600,000 and $700,000, respectively. The arrangement requires the Company and Bank to comply with financial covenants related to capital levels, the allowance for loan losses, dividend payments, and other financial matters. At December 31, 2007 and 2006, the Company and the Bank were in compliance with these covenants.

Note 9 - Employee benefit plan

The Bank has a 401(k) salary-deferred plan covering substantially all employees. At the discretion of the Bank's Board of Directors, the Bank may match a percentage of the annual amounts deferred by employees. Matching amounts are funded by the Bank as accrued. Total deferred and matching amounts are limited to amounts that can be deducted for Federal income tax purposes. The Bank's matching contributions were approximately $170,000, $168,000, and $141,000, respectively, for each of the years in the three year period ended December 31, 2007.

Note 10 - Shareholders' equity and regulatory requirements

The primary source of funds available to the Company is the payment of dividends by its subsidiary bank. Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2007, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

Note 10 - Shareholders' equity and regulatory requirements (continued)

The Bank's actual capital amounts (in thousands) and ratios are also presented in the table.

	Actual		Required For Capital Adequacy Purposes		Required To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total capital (to risk weighted assets)						
Bank	$ 40,867	10.74%	$ 30,454	8.0%	$ 38,067	10.0%
Consolidated	$ 40,814	10.72%	$ 30,454	8.0%	$ -	-
Tier 1 capital (to risk weighted assets)						
Bank	$ 35,808	9.41%	$ 15,227	4.0%	$ 22,840	6.0%
Consolidated	$ 35,755	9.39%	$ 15,227	4.0%	$ -	-
Tier 1 leverage (to average assets)						
Bank	$ 35,808	8.51%	$ 16,833	4.0%	$ 21,042	5.0%
Consolidated	$ 35,755	8.18%	$ 16,833	4.0%	$ -	-
As of December 31, 2006:						
Total capital (to risk weighted assets)						
Bank	$ 36,981	10.68%	$ 28,033	8.0%	$ 35,041	10.0%
Consolidated	$ 36,734	10.61%	$ 28,033	8.0%	$ -	-
Tier 1 capital (to risk weighted assets)						
Bank	$ 32,653	9.43%	$ 14,016	4.0%	$ 21,025	6.0%
Consolidated	$ 32,407	9.36%	$ 14,016	4.0%	$ -	-
Tier 1 leverage (to average assets)						
Bank	$ 32,653	8.08%	$ 14,901	4.0%	$ 18,626	5.0%
Consolidated	$ 32,407	7.85%	$ 14,901	4.0%	$ -	-

Note 10 - Shareholders' equity and regulatory requirements (continued)

In 2005, the Company effected a five-for-four stock split of the common stock in the form of a 25% stock dividend. The dividend was paid on April 1, 2005 to shareholders of record as of March 1, 2005. As a result, approximately $664 ($0.001 par for each share was issued pursuant to the split) was transferred from retained earnings to the common stock account.

During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan") for eligible directors, officers, and key employees of the Company and the Bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. The maximum number of shares that may be reserved and made available-for-sale under the 1997 Plan is 345,000 shares, as adjusted for the Company's stock splits and stock dividends.

During early 2005, the Company adopted the 2004 Incentive Plan (the "2004 Plan") for eligible directors, officers, and key employees of the Company and the Bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant. The maximum number of shares that may be reserved and made available-for-sale under the 2004 Plan is 330,125 shares, as adjusted for the Company's stock split in 2005.

The Plans provide for the grant of both incentive and non-qualified stock options to purchase the Company's common stock. The Stock Option Committee of the Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, vesting requirements, and the number of shares covered by each option, subject to the approval of the Company's Board of Directors.

On January 1, 2006, the Company adopted SFAS 123(R), *Accounting for Stock-Based Compensation* ("SFAS 123(R)"). SFAS 123(R) requires all share-based payment to employees, including grants of employee stock options, to be recognized as expense in the statement of earnings based on their fair values. Prior to SFAS 123(R), only certain pro forma disclosures of fair value were required. The amount of compensation is measured at the fair value of the options when granted and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS 123(R) applies to awards granted or modified after January 1, 2006 or any unvested awards outstanding at December 31, 2005. The effect of the adoption of the new accounting principle on results of operations depends on the level of option grants, the vesting period for those grants, and the fair value of the options granted at such date. Existing options that vested after the adoption date resulted in additional compensation expense of approximately $226,000 in 2007. The Company utilized the disclosure requirements permitted by SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), for transactions entered into during 1996 and thereafter. For the periods prior to January 1, 2006, the Company elected to remain with the former method of accounting under *Accounting Principles Board Opinion 25* ("APB 25").

Note 10 - Shareholders' equity and regulatory requirements (continued)

Presentation of proforma information regarding net income and earnings per share is presented in Note 1 to the financial statements and has been determined as if the Company had accounted for the Plans under the fair value method of that Statement.

As of December 31, 2007, the Company has two share-based compensation plans, which are described above and has issued shares of common stock to non-employee directors as compensation for services rendered. The Company recorded $188,000, $172,000, and $191,000 in stock compensation expense related to the issuance of these shares for the years ended December 31, 2007, 2006, and 2005, respectively. The expense recognized for these shares was equal to the fair value of the shares on the date of grant.

The fair value for these options was estimated on the date of grant using a lattice-based option valuation model that used the following range of assumptions for each of the years presented:

	2007	2006	2005
Expected volatility	40.8% - 40.8%	41.3% - 42.0%	34.3 - 34.3%
Weighted-average volatility	40.75%	41.69%	34.33%
Expected dividends	0%	0%	0%
Expected term (in years)	7.0 - 7.0	6.0 - 7.0	6.0 - 6.0
Risk-free rate	4.73%	4.53%	3.97%

In addition, the model assumed that each option was exercised in the initial year of vesting.

For purposes of proforma disclosures, the estimated fair value of options is amortized to expense over the option's vesting period. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the model does not necessarily provide a reliable single measure of the fair value of options.

Vesting requirements are determined by the Board of Directors at the time options are granted and generally provide for vesting over a seven-year period. The Plans provide that vesting periods may not exceed ten years.

Note 10 - Shareholders' equity and regulatory requirements (continued)

A summary of the Company's stock option activity under the Plans as of December 31, 2007, and changes and related information, for the year then ended is presented below:

Options	Shares	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	330,560	$ 7.85		
Granted	3,881	13.70		
Exercised	8,500	3.91		
Forfeited or expired	1,500	14.87		
Outstanding at December 31, 2007	324,441	$ 7.99	$ 4.56	$ 1,420,773
Exercisable at December 31, 2007	283,986	$ 6.97	$ 4.09	$ 1,420,773

At December 31, 2007, options both outstanding and exercisable have exercise prices that range from $3.33 per share to $20.41 per share. The weighted-average remaining contractual life of options outstanding at December 31, 2007 was approximately 4.56 years or 55 months.

The estimated weighted-average grant date fair value of options granted and the total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Weighted-average grant date fair value	$ 7.30	$ 7.13	$ 8.58
Total intrinsic value of options exercised	$ 60,265	$ 86,624	$ 246,876

Note 10 - Shareholders' equity and regulatory requirements (continued)

A summary of the status of the Company's non-vested shares as of December 31, 2007, and changes during the year then ended, is presented below:

Non-vested Shares	Shares	Wtd. Avg. Grant-Date Fair Value
Non-vested at January 1, 2007	60,885	$ 7.85
Granted	3,881	13.70
Vested	(23,712)	3.91
Forfeited	(600)	14,87
Non-vested at December 31, 2007	40,455	$ 7.99

As of December 31, 2007, there was $157,949 of total unrecognized compensation cost related to the Company's non-vested shares granted under the Plans. This cost is expected to be recognized over a weighted-average period of 1.75 years. The total fair value of shares vested during the years ended December 31, 2007, 2006, and 2005, was $203,932, $269,584, and $254,405, respectively.

Following is a reconciliation of the income amounts and common stock amounts utilized in computing the Company's earnings per share for each of the following years ended December 31. Share amounts are weighted average amounts, which, along with per share amounts, have been adjusted to reflect the 5-for-4 stock split effected April 1, 2005.

	2007		
	Income (Numerator)	Shares (Denominator)	Per Share
	(Dollars in thousands, except per share)		
Basic EPS			
Income available to common stockholders	$ 2,901	3,393,224	$ 0.85
Effect of stock options outstanding	-	115,382	0.02
Diluted EPS			
Income available to common stockholders, plus conversions	$ 2,901	3,508,606	$ 0.83

Note 10 - Shareholders' equity and regulatory requirements (continued)

	2006				
	Income (Numerator)	Shares (Denominator)	Per Share		
	(Dollars in thousands, except per share)				
Basic EPS					
Income available to common stockholders	$	2,897	3,370,277	$	0.86
Effect of stock options outstanding		-	119,287		0.03
Diluted EPS					
Income available to common stockholders, plus conversions	$	2,897	3,489,564	$	0.83

	2005				
	Income (Numerator)	Shares (Denominator)	Per Share		
	(Dollars in thousands, except per share)				
Basic EPS					
Income available to common stockholders	$	3,455	3,336,834	$	1.04
Effect of stock options outstanding		-	187,460		0.06
Diluted EPS					
Income available to common stockholders, plus conversions	$	3,455	3,524,294	$	0.98

Note 11 - Income taxes

The total income taxes in the statements of income for the years ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

	2007		2006		2005	
Current tax	$	1,853	$	1,632	$	2,231
Deferred tax (benefit)		(234)		(172)		(289)
	$	1,619	$	1,460	$	1,942

Note 11 – Income Taxes (continued)

The Bank's provision for income taxes differs from the amounts computed by applying the Federal and state income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	2007	2006	2005
Federal statutory rates	34.0%	34.0%	34.0%
State taxes	6.0	6.0	6.0
Tax exempt income	(1.2)	(2.0)	-
Nondeductible interest	0.3	0.5	-
State tax credits	(3.0)	(4.7)	(3.4)
Other, including effect of graduated rate brackets	(0.3)	(0.3)	(0.6)
	35.8%	33.5%	36.0%

The primary components of deferred income taxes at December 31, 2007 and 2006 are as follows:

	2007	2006
	(In thousands)	
Deferred tax assets		
Allowance for loan losses	$ 1,641	$ 1,406
Unrealized loss on securities available-for-sale	-	158
Amortization of GA low-income housing tax credits	46	38
Executive compensation plans	2	-
Valuation allowance on GA low-income housing tax credits	(84)	(47)
Deferred income tax assets	1,605	1,555
Deferred tax liabilities		
Unrealized gain on securities available-for-sale	121	-
Depreciation	169	195
Deferred income tax liabilities	290	195
Net deferred income tax assets	$ 1,315	$ 1,360

Realization of deferred tax assets is dependent on sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

Note 12 - Commitments and contingencies

In the ordinary course of business, the Bank may enter into off-balance-sheet financial instruments that are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements.

Following is an analysis of significant off-balance-sheet financial instruments for the years ended December 31, 2007 and 2006:

	2007		2006	
	(In thousands)			
Commitments to extend credit	$	40,492	$	79,828
Standby letters of credit		1,912		2,389
	$	42,404	$	82,217

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In managing the Bank's credit and market risk exposure, the Bank may participate these commitments with other institutions when funded. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The Company, as part of its retail mortgage loan production activities, routinely enters into short-term commitments to originate loans. Most of the loans will be sold to third parties upon closing. For those loans, the Company enters into best efforts individual forward sales commitments at the same time the commitments to originate are finalized. While the forward sales commitments function as an economic offset and effectively eliminate the Company's financial risk of rate changes during the rate lock period, both the commitment to originate mortgage loans that will be sold and the commitment to sell the mortgage loans are derivatives, the fair values of which are essentially equal and offsetting. The fair values are calculated based on changes in market interest rates after the commitment date. The notional amounts of these mortgage loan origination commitments and the related forward sales commitments were approximately $40 million each at December 31, 2007 compared to approximately $38 million each at December 31, 2006. The net unrealized gains/losses of the origination and sales commitments did not have a material effect on the consolidated financial statements of the Company at December 31, 2007 or 2006.

The Company has executed individual forward sales commitments related to retail mortgage loans, which are classified as loans held for sale. The forward sales commitments on retail mortgage loans function as an economic offset and mitigate the Company's market risk on these loans. The notional value of the forward sales commitments on retail mortgage loans at December 31, 2007 was approximately $43 million compared to approximately $57 million at December 31, 2006. The fair value of the sales commitments on retail mortgage loans resulted in no material gains or losses to the Company at December 31, 2007 or December 31, 2006.

The nature of the business of the Bank is such that it ordinarily results in a certain amount of litigation. In the opinion of management, there are no present matters in which the outcome will have a material adverse effect on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

December 31, 2007 and 2006

Note 13 - Supplemental consolidated cash flow information

	2007	2006	2005
	(Dollars in thousands)		
Income taxes paid	$ 2,354	$ 1,396	$ 1,847
Interest paid	$ 15,598	$ 10,295	$ 7,677
Real estate acquired by foreclosure (non-cash)	$ 1,136	$ 822	$ 403
Unrealized gain/(loss) on securities (non-cash)	$ 775	$ 424	$ (796)

Note 14 - Fair value of financial instruments

The estimated fair values of the Bank's financial instruments, for those instruments for which the Bank's management believes estimated fair value does not by nature approximate the instruments' carrying amount, are as follows at December 31, 2007 and 2006 (in millions):

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Loans and loans held for sale, net of allowance	$ 356.7	$ 442.5	$ 333.3	$ 384.1
Certificates of deposit	$ 239.3	$ 234.3	$ 206.7	$ 208.3

Estimated fair value information of investment securities is presented in Note 2 of the financial statements.

Note 15 - Bank-owned life insurance (BOLI)

In September 2007, an $8.0 million bank-owned life insurance policy (BOLI) was acquired in order to insure the key officers of the Bank. Per FASB Technical Bulletin 85-4, this policy is classified as a miscellaneous asset at its cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2007, the BOLI cash surrender value was $8,085,859, resulting in other income for 2007 of $85,859 and an annualized net yield of 4.09%.

Note 16 - Other expenses

Other non-interest expenses for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
		(Dollars in thousands)	
Data processing	$ 906	$ 759	$ 720
Legal and accounting	475	367	393
Printing and supplies	291	319	360
Advertising	309	303	295
Telephone	142	174	167
Outside services	415	458	364
Other	2,624	2,263	1,931
	$ 5,162	$ 4,643	$ 4,230

Note 17 - Comprehensive Income

The components of other comprehensive income and related tax effects for each of the years ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

	2007	2006	2005
Unrealized holding losses on available-for-sale securities	$ 775	$ 424	$ (863)
Tax effect	(279)	(153)	352
Net of tax amount	$ 496	$ 271	$ (511)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

December 31, 2007 and 2006

Note 18 – Quarterly Financial Data (Unaudited)

The following table represents summarized data for each of the quarters in 2007 and 2006 (in thousands, except earnings per share data.

Selected Quarterly Data
($ in thousands, except per share data)

	2007				2006			
	4Q	**3Q**	**2Q**	**1Q**	**4Q**	**3Q**	**2Q**	**1Q**
Interest income	$ 7,056	$ 7,569	$ 7,382	$ 7,012	$ 7,230	$ 6,437	$ 6,057	$ 5,611
Interest expense	4,019	4,060	3,880	3,747	3,693	3,212	2,651	2,413
Net interest income	3,037	3,509	3,502	3,265	3,537	3,225	3,406	3,198
Provision for loan losses	436	103	102	268	198	242	275	183
Net interest income after Provision for loan losses	2,601	3,406	3,400	2,997	3,339	2,983	3,131	3,015
Non-interest income	2,117	2,584	2,712	2,519	2,815	2,435	2,342	2,208
Securities gain (loss)	-	-	-	-	-	-	-	-
Non-interest expenses	4,181	4,584	4,650	4,401	4,606	4,474	4,544	4,287
Income before income tax expense	537	1,406	1,462	1,115	1,548	944	929	936
Income tax expense	198	510	527	384	602	275	296	287
Net income	$ 339	$ 896	$ 935	$ 731	$ 946	$ 669	$ 633	$ 649
Basic earnings per common share	$ 0.10	$ 0.26	$ 0.28	$ 0.22	$ 0.28	$ 0.20	$ 0.19	$ 0.19
Diluted earnings per common share	$ 0.10	$ 0.25	$ 0.27	$ 0.21	$ 0.27	$ 0.19	$ 0.18	$ 0.19

Note 19 - Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only)

Condensed Balance Sheet
December 31, 2007and 2006
(dollars in thousands)

	2007	2006
Assets		
Cash	$ 434	$ 112
Investment in subsidiary	36,024	32,373
Other assets	33	404
Deferred tax benefit	0	0
Total assets	$ 36,491	$ 32,889
Liabilities		
Note payable	$ 600	$ 700
Other Liabilities	(80)	63
Total liabilities	520	763
Shareholders' equity	35,971	32,126
Total liabilities and shareholders' equity	$ 36,491	$ 32,889

Condensed Statement of Income
Years Ended December 31, 2007, 2006 and 2005
(dollars in thousands)

	2007	2006	2005
Income, dividends from subsidiary	$ -	$ -	$ 85
Expenses			
Director compensation	(53)	(48)	(31)
Other	(344)	(282)	(206)
Total expenses	(397)	(330)	(237)
Loss before income tax benefits and equity in undistributed earnings of subsidiary	(397)	(330)	(152)
Income tax benefits	143	187	88
Loss before equity in undistributed earnings of subsidiary	(254)	(143)	(64)
Equity in undistributed earnings of subsidiary	3,155	3,040	3,519
Net income	$ 2,901	$ 2,897	$ 3,455

Note 19 - Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only) (continued)

Condensed Statement of Cash Flows
Years Ended December 31, 2007, 2006 and 2005
(dollars in thousands)

	2007	2006	2005
Cash flows from operating activities			
Net income	$ 2,901	$ 2,897	$ 3,455
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation expense	226	295	-
Stock compensation	189	172	191
Equity in undistributed earnings of subsidiary	(3,155)	(3,040)	(3,519)
Net change in other assets and liabilities	228	(252)	(59)
Total adjustments	(2,512)	(2,825)	(3,387)
Net cash provided by operating activities	389	72	68
Cash flows from financing activities			
Payments on borrowed funds	(100)	(100)	(100)
Proceeds from issuance of common stock, and exercise of stock options	33	59	106
Net cash provided by (used in) financing activities	(67)	(41)	6
Net change in cash	322	31	74
Cash at beginning of the year	112	81	7
Cash at end of the year	$ 434	$ 112	$ 81

Georgia-Carolina Bancshares, Inc.
&
First Bank of Georgia
Board of Directors



Pictured seated left to right: John W. "J" Lee, George H. Inman, Vice Chairman of the Board, Georgia-Carolina Bancshares, Inc.; and Samuel A. Fowler, Jr., Chairman of the Board, Georgia-Carolina Bancshares, Inc.
Standing left to right: Dr. Karen M. Foushee, Remer Y. Brinson III, President & CEO, First Bank of Georgia; David W. Joesbury, Sr., Don A. Grantham and A. Montague Miller, Chairman of the Board, First Bank of Georgia



Pictured seated left to right: Arthur J. "Sonny" Gay, Jr., William D. McKnight, and Phillip G. Farr
Standing left to right: R. W. Culpepper, Julian W. Osbon, Hugh L. Hamilton, Jr. and Bennye M. Young

Georgia-Carolina Bancshares, Inc.
&
First Bank of Georgia
Board of Directors



Pictured seated left to right: J. Randal Hall and Larry DeMeyers.

Standing left to right: Dr. Mac A. Bowman, Clayton P. Boardman III, Robert N. Wilson, Jr., Patrick G. Blanchard, President & CEO, Georgia-Carolina Bancshares, Inc. & Vice Chairman of the Board, First Bank of Georgia, Dr. Louise A. Rice and Dr. James L. Lemley.

First Bank of Georgia
Corporate Executives & Bank Leadership



Pictured left to right: (seated) Cedric J. Johnson, Senior Vice President & Community Development Officer; Marie Sutton, Senior Vice President & Chief Operations Officer; Shelia S. Stuberfield, Senior Vice President & Retail Manager; and W. Cameron Nixon, Senior Vice President & Senior Lending Officer. Pictured left to right: (standing) Bradley J. Gregory, Senior Vice President & Chief Financial Officer; William W. McCartney, Senior Vice President & Investment Consultant, FB Financial Services; Remer Y. Brinson III, President & CEO, First Bank of Georgia; Patrick G. Blanchard, President, President & CEO, Georgia-Carolina Bancshares, Inc. and Vice Chairman of First Bank of Georgia; and Thomas M. Bird, Executive Vice President, First Bank Mortgage

First Bank Mortgage
A Division of First Bank of Georgia
Senior Management



Standing left to right: David Holloway, Senior Vice President & Manager of the Wholesale Department; Hugh E. Hollar, Senior Vice President & Manager of the Construction Lending Department of the bank; Thomas M. Bird, Executive Vice President & Division Head; and Lynn Holley, Senior Vice President & Operations Officer of the division.

First Bank of Georgia
Advisory Board of Directors



Seated left to right: George M. Duehring, The Honorable Connie Cheatham, The Honorable Cindy Mason, and Adarsh K. Gulati, Ph.D. Standing left to right: Gary Waters, Gary Katcoff, DDS, and C. Shayne George



Seated left to right: T. R. Reddy, Brent Smith, Mike Wall, Stephen H. Steinberg
Standing left to right: Jake Ivey, Louis Mulherin III and Walter P. "Nick" Carter



Seated left to right: Charles B. Webster, Joseph J. Rogers, and Jeffery L. Hadden Standing left to right: Randall W. Hatcher and B. William Cleveland. (James L. Whitehead, Sr. was not available for photo.)

Georgia Carolina Bancshares, Inc.
Officers

Samuel A. Fowler, Jr.
Chairman of the Board

George H. Inman
Vice Chairman of the Board

Patrick G. Blanchard
President & CEO

Bradley J. Gregory
Senior Vice President, CFO & Secretary

First Bank of Georgia
Officers

A. Montague Miller
Chairman of the Board

Patrick G. Blanchard
Vice Chairman of the Board

Remer Y. Brinson III
President & CEO

Bradley J. Gregory
Senior Vice President &
Chief Financial Officer

Thomas M. Bird
Executive Vice President
First Bank Mortgage-Augusta, GA

William W. McCartney, Jr.
Senior Vice President &
Investment Consultant
FB Financial Services

W. Cameron Nixon
Senior Vice President &
Senior Lending Officer

Sandra S. Davis-Attaway
Senior Vice President &
Office Manager

Hugh E. Hollar
Senior Vice President
Construction Lending Department

Lynn Holley
Senior Vice President
First Bank Mortgage-Operations

David P. Holloway
Senior Vice President
Wholesale Mortgage Department

Cedric J. Johnson
Senior Vice President &
Community Development Officer

Frank Lee
Senior Vice President
First Bank Mortgage-Augusta, GA

George Lokey
Senior Vice President &
City Executive-McDuffie County

Donald H. Skinner
Senior Vice President &
City Executive-Columbia County

Shelia S. Stuberfield
Senior Vice President &
Retail Manager

Marie B. Sutton
Senior Vice President &
Chief Operations Officer

James W. Brantley
Vice President &
Office Manager

Yvonne C. Davis
Vice President &
Business Banker

Joyce Frankenfield
Vice President &
Internal Audit Coordinator

Jeff L. Grossman
Vice President
First Bank Mortgage - Savannah, GA

Lynn McDonald
Vice President
Correspondent Mortgage Banking

David Mordecai
Vice President
First Bank Mortgage - Jacksonville, FL

Scott Rollins
Vice President &
Credit Officer

Phyllis Salazar
Vice President &
Office Manager

Greg Scurlock
Vice President &
Business Banker

David Stelbrink
Vice President
First Bank Mortgage - Jacksonville, FL

Renee Wright
Vice President &
Office Manager

Takiyah Douse
Assistant Vice President &
Business Banker

Lisa D. Hayes
Assistant Vice President &
Controller

Shirley McKinney
Assistant Vice President &
Loan Operations Manager

Laura O. Morgan
Assistant Vice President &
Training Coordinator

Gay L. Morris
Assistant Vice President &
Assistant Office Manager

Michelle Piper
Assistant Vice President &
Office Manager

Michelle G. Starnes
Asssistant Vice President-Operations

James H. Rigsby III
Assistant Vice President
Secondary Marketing
First Bank Mortgage-Augusta, GA

Amy M. Sykes
Assistant Vice President &
Human Resource Manager

Tina G. Bland
Banking Officer &
Assistant Office Manager

Cheryl Dawson
Banking Officer-Operations

Jane Drake
Banking Officer &
Assistant Office Manager

Marc Wilson
Banking Officer &
Business Development Coordinator

Mike Love
Collections Officer &
Facilities Manager

Paula Anderson
Mortgage Officer

Paula Beatty
Mortgage Compliance Officer

Brenda Holdren
Mortgage Officer

Leslie Kromke
Mortgage Officer

Sharon Spencer
Mortgage Officer

Patti Plummer
Mortgage Officer

Jerry Dunn
Information Technology Officer

Lynn M. Lambert
Administrative Officer

Georgia-Carolina Bancshares, Inc.
Directors & Executive Officers

NAME	OCCUPATION
Patrick G. Blanchard	President and Chief Executive Officer, Georgia-Carolina Bancshares, Inc.
Remer Y. Brinson III	President and Chief Executive Officer, First Bank of Georgia
Mac A. Bowman, M.D.	Cardiologist, Augusta Heart Associates
Larry DeMeyers	President and Chief Operating Officer (retired), Bankers First Corporation and its successor, SouthTrust Bank
Phillip G. Farr	Principal, Phillip G. Farr, CPA, P.C.
Samuel A. Fowler, Jr.	Attorney, Fowler & Wills, Attorneys at Law
Arthur J. Gay, Jr.	President and Chief Executive Officer, T and T Associates, Inc. (land development and consulting)
Bradley J. Gregory	Senior Vice President and Chief Financial Officer
J. Randal Hall	Attorney, Warlick, Tritt, Stebbins & Hall, P. C., Former State Senator
Hugh L. Hamilton, Jr.	President and Chief Executive Officer, Genesis Health, L.L.C.
George H. Inman	Chairman (retired), Club Car, Inc. (manufacturing)
David W. Joesbury, Sr.	President, Joesbury Insurance Agency, Inc.
John W. Lee	President and Chief Operating Officer (retired), GIW Industries, Inc. (manufacturing)
James L. Lemley, M. D.	Physician and Managing Partner, McDuffie Medical Associates
A. Montague Miller	Attorney at Law, President and Chief Executive Officer (retired), Club Car, Inc. (manufacturing)
Julian W. Osbon	Chairman and Chief Executive Officer, Charter Management Company (consulting and management)
Robert N. Wilson, Jr.	Principal, Wilson Finance Corporation and Wilson Ventures, Inc. (real estate and insurance sales)
Bennye M. Young	Homemaker

Georgia-Carolina Bancshares, Inc.
Shareholder Information

Stock Market Listing:
Georgia-Carolina Bancshares, Inc. common stock is listed on the Over-the-Counter Bulletin Board under the symbol of GECR. The principal market maker for the Company is Morgan Keegan & Co., Inc.

Corporate Offices:
3527 Wheeler Road
Augusta, GA 30909
Telephone: (706) 731-6600

Sudsidiary:
First Bank of Georgia
Member FDIC

Annual Meeting:
The Company's Annual Meeting of Shareholders will be held Monday, May 19, 2008 at 4:00 p.m. in the Lobby of the Corporate Headquarters and Main Office, 3527 Wheeler Road, Augusta, Georgia 30909.

Financial Information:
Financial analysts and interested investors desiring information regarding Georgia-Carolina Bancshares, Inc. should contact the President & Chief Executive Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 15148, Augusta, Georgia 30919-1148. Additional information regarding First Bank of Georgia may be obtained on the internet at www.firstbankofga.com or by calling (706) 731-6600.

Annual Report on Form 10-KSB:
A copy of the Company's 2007 Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available free of charge by contacting the President & Chief Executive Officer, Georgia-Carolina Bancshares, Inc., Post Office Box 15148, Augusta, GA 30919-1148.

Stock Transfer Agent, Registrar & Dividend Paying Agent:
Georgia-Carolina Bancshares, Inc. Transfer Agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572. They are available to assist you with change of address, replacement of lost certificates, or duplicate 1099 requests.

Legal:

Special Legal Counsel:
Smith, Gambrell & Russell, L.L.P.
Suite 3100, Promenade II
1230 Peachtree Street, N. E.
Atlanta, GA 30309-3592

General Counsel:
Warlick, Tritt, Stebbins
& Hall, P.C.
699 Broad Street, Suite 1500
Augusta, GA 30901

General Counsel:
Fowler & Wills, L. L. C.
318 Jackson Street
Thomson, GA 30824

Independent Accountants:
Cherry, Bekaert & Holland, L. L. P.
Post Office Box 82472
Atlanta, GA 30354-0472

First Bank
OF GEORGIA

OUR LOCATIONS


MARTINEZ
AUGUSTA
20
28
Walton Way
THOMSON
Wheeler Road
Wrightsboro Road
4
Gordon Hwy.
78 278
Gordon Hwy.
Gordon Hwy.
520
1

Main Office
3527 Wheeler Road
Augusta, GA 30909

Medical Center Office
1580 Walton Way
Augusta, GA 30904

Fury's Ferry Office
375 Fury's Ferry Road
Martinez, GA 30907

Daniel Village Office
2805 Wrightsboro Road
Augusta, GA 30909

West Town Office
3820 Washington Road
Martinez, GA 30907

Hill Street Office
110 East Hill Street
Thomson, GA 30824

First Bank
MORTGAGE

OUR LOCATIONS


AUGUSTA
SAVANNAH
JACKSONVILLE

Augusta
2743 Perimeter Parkway
Building 100, Suite 100
Augusta, GA 30909

Jacksonville
9250 Baymeadows Road
Suite 460
Jacksonville, FL 32256

Savannah
138 Canal Street
Suite 204
Pooler, GA 31322

END

GEORGIA ★ CAROLINA
Bancshares, Inc.

POST OFFICE BOX 15148 · AUGUSTA, GEORGIA · 30919-1148